AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FIRST REPUBLIC BANK,

BWC FINANCIAL CORP.

AND

BANK OF WALNUT CREEK

Dated as of May 20, 2006

TABLE OF CONTENTS

<u>Exhibits</u>

A   Voting Agreement
B   Key Employees
C   Retiring Employees

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of May 20, 2006 (this "Agreement"), by and among FIRST REPUBLIC BANK, a Nevada chartered commercial bank ("Acquiror"), BWC FINANCIAL CORP., a corporation organized under the laws of California (the "Company") and BANK OF WALNUT CREEK, a California chartered commercial bank (the "Bank").

W I T N E S S E T H:

WHEREAS, the Company operates as a one-bank holding company for its wholly owned Subsidiary, the Bank;

WHEREAS, the respective Board of Directors of the Company, the Bank and the Acquiror deem it in their respective entities and shareholders best interest for the Company to merge with and into Acquiror (the "Company Merger") and the Bank to merge with and into Acquiror (the "Bank Merger"), upon the terms and subject to the conditions of this Agreement and in accordance with California General Corporation Law and the Nevada Revised Statutes;

WHEREAS, each of the Company Merger and the Bank Merger is intended to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended;

WHEREAS, Acquiror is unwilling to enter into this Agreement unless each of the directors and certain of the officers of the Company (the "Company Affiliated Shareholders"), concurrently with the execution and delivery of this Agreement, enter into an agreement with the Acquiror in the form of Exhibit A (the "Voting Agreement") providing, among other things, that each of the Company Affiliated Shareholders will, upon the terms and subject to the conditions of such agreement, vote all of the shares of common stock of the Company owned by such Company Affiliated Shareholder in favor of the Company Merger and the Bank Merger;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements herein contained, the parties intending to be legally bound, hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1   Definitions.   When used in this Agreement, the following terms have the respective meanings specified therefor below (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

"Acquiror" has the meaning set forth in the Preamble.

"Acquiror Balance Sheet" has the meaning set forth in Section 5.8(c).

"Acquiror Board" means the Board of Directors of Acquiror.

"Acquiror Bylaws" has the meaning set forth in Section 5.1(b).

"Acquiror Charter" has the meaning set forth in Section 5.1(b).

"Acquiror Confidentiality Agreement" means the confidentiality agreement between the Company and Acquiror dated May 4, 2006.

"Acquiror Disclosure Schedule" has the meaning set forth in the first sentence of Article V.

"Acquiror FDIC Filings" has the meaning set forth in Section 5.8(a).

"Acquiror Permit" means any permit, authorization, license, certificate, approval and/or clearance of any Governmental Entity necessary for the Acquiror and each of its Subsidiaries to own, lease and operate its properties or to carry on their respective businesses substantially in the manner described in the Acquiror FDIC Filings filed prior to the date hereof and substantially as those businesses are being conducted as of the date hereof.

"Acquiror Shares" means the shares of common stock, $0.01 par value, of the Acquiror.

"Acquiror Stock Certificates" has the meaning set forth in Section 3.4(a).

"Acquisition Proposal" means (i) any inquiry, proposal or offer (including any proposal to the Company Shareholders) from any Person or group relating to any direct or indirect acquisition or purchase of ten percent (10%) or more of the consolidated assets of the Company and its Subsidiaries or ten percent (10%) or more of any class of equity securities of the Company or any of its Subsidiaries, (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty five percent (25%) or more of any class of equity securities of the Company or any of its Subsidiaries, (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Company Merger or the Bank Merger or which could reasonably be expected to dilute materially the benefits to Acquiror of the transactions contemplated hereby; *provided, however,* that the BWC Real Estate Sale and any inquiry, proposal or offer in connection therewith, shall not constitute an Acquisition Proposal.

"Adjusted BWC Real Estate Sale Purchase Price" means the net after-Tax proceeds to the Company from the BWC Real Estate Sale less the maximum amount of liability exposure of the Company pursuant to any indemnification or other similar provisions in the agreement in respect of the BWC Real Estate Sale.

"Advisors" has the meaning set forth in Section 7.9.

"Affiliate" of any Person means any Person directly or indirectly controlling, controlled by, or under common control with, such Person; *provided, however*, that, for the purposes of this definition, "control" (including with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or partnership interests, by contract or otherwise, and as used with respect to any party, means any Person who is an "affiliate" of that party within the meaning of Rule 405 promulgated under the Securities Act.

"Agreement" has the meaning set forth in the Preamble.

"Agreement of Bank Merger" has the meaning set forth in Section 2.5.

"Agreement of Company Merger" has the meaning set forth in Section 2.4.

"ALL" has the meaning set forth in Section 4.26.

"Antitrust Authorities" means the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States and any other Governmental Entity having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

"Antitrust Laws" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

"Applicable Date" has the meaning set forth in Section 4.8(a).

"Articles of Bank Merger" has the meaning set forth in Section 2.5.

"Articles of Company Merger" has the meaning set forth in Section 2.4.

"Bank" has the meaning set forth in the Preamble.

"Bank Board" means the board of directors of the Bank.

"Bank Merger" has the meaning set forth in the second Recital.

"Bank Merger Effective Time" has the meaning set forth in Section 2.5.

"Bank Secrecy Act" has the meaning set forth in Section 4.7(c).

"BHCA" means the Bank Holding Company Act of 1956, as amended.

"Breaching Party" has the meaning set forth in Section 10.2(d).

"Business Day" means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in New York, New York or San Francisco, California.

"BWC Mortgage Services" means the joint venture mortgage brokerage service known as "BWC Mortgage Services" operated by the Company through BWC Real Estate.

"BWC Mortgage Services Operating Losses" means an amount equal to 51% of the operating losses incurred by BWC Mortgage Services during the period beginning April 1, 2006 and the Closing Date.

"BWC Real Estate" means BWC Real Estate, a California corporation and a Subsidiary of the Company.

"BWC Real Estate Book Value" means the value of BWC Real Estate reflected on the financial books of the Company as at March 31, 2006.

"BWC Real Estate Sale" has the meaning set forth in Section 7.7.

"BWC Real Estate Sale Gain" has the meaning set forth in Section 3.6(b).

"BWC Real Estate Sale Loss" has the meaning set forth in Section 3.6(a).

"Cash Payment" has the meaning set forth in Section 3.5.

"CDFI" means the California Department of Financial Institutions.

"CGCL" means the California General Corporation Law.

"Change in Company Board Recommendation" has the meaning set forth in Section 7.4.

"Closing" has the meaning set forth in Section 2.3.

"Closing Balance Sheet Date" has the meaning set forth in Section 7.10.

"Closing Date" has the meaning set forth in Section 2.3.

"Closing Financial Statement" has the meaning set forth in Section 7.10.

"COBRA" has the meaning set forth in Section 4.11(b).

"Code" means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated and the rulings issued thereunder.

"Company" has the meaning set forth in the Preamble.

"Company Affiliated Shareholders" has the meaning set forth in the fourth Recital.

"Company Balance Sheet" has the meaning set forth in Section 4.8(c).

"Company Board" means the Board of Directors of the Company.

"Company Board Approval" has the meaning set forth in Section 4.5(b).

"Company Board Recommendation" has the meaning set forth in Section 7.4.

"Company Bylaws" has the meaning set forth in Section 4.2.

"Company Certificate" has the meaning set forth in Section 4.2.

"Company Confidentiality Agreement" means the confidentiality agreement between Sandler O'Neill & Partners, as the authorized representative of the Company, and Acquiror dated March 16, 2006.

"Company Disclosure Schedule" has the meaning set forth in the first sentence of Article IV.

"Company Financial Advisor" has the meaning set forth in Section 4.23.

"Company Financial Statements" has the meaning set forth in Section 4.8(b).

"Company Material Contracts" has the meaning set forth in Section 4.14.

"Company Merger" has the meaning set forth in the second Recital.

"Company Merger Effective Time" has the meaning set forth in Section 2.4.

"Company Options" has the meaning set forth in Section 3.5.

"Company Option Shares" has the meaning set forth in Section 4.3(a).

"Company Permits" has the meaning set forth in Section 4.7(a).

"Company Property" mean any real property and improvements owned (directly, indirectly or beneficially), leased, used, operated or occupied by the Company or its Subsidiaries.

"Company Required Government Approvals" has the meaning set forth in Section 4.6(b).

"Company SEC Filings" has the meaning set forth in Section 4.8(a).

"Company Shareholders" means the holders of the Company Shares.

"Company Shareholders Meeting" has the meaning set forth in Section 7.4.

"Company Shares" means the shares of common stock, no par value, of the Company.

"Company Stock Certificates" has the meaning set forth in Section 3.4(b).

"Derivative Transactions" means a transaction involving any swap, forward, future, option, cap, floor or collar or any other interest rate or foreign currency protection contract that is not included.

"Dissenting Shareholders" has the meaning set forth in Section 3.3.

"Dissenting Shares" has the meaning set forth in Section 3.3.

"Dissolution Agreement" means that agreement regarding dissolution of joint venture entered into between BWC Real Estate and Simonich Corporation effective as of May 1, 2006.

"Employee Benefit Plans" has the meaning set forth in Section 4.11(a).

"Environmental Law" means any Law, order or other requirement of Law, including any principle of common law, relating to the protection of human health or the environment, or to the manufacture, use, transport, treatment, storage, disposal, release or threatened release of petroleum products, asbestos, urea formaldehyde insulation, poly-chlorinated biphenyls or any substance listed, classified or regulated as hazardous or toxic, or any similar term, under such Environmental Law.

"Equity Interests" means any share, capital stock, partnership, membership or similar interest in any entity and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefore.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended and the regulations promulgated thereunder.

"ESOP" has the meaning set forth in Section 4.11(d)(i).

"ESOP Shares" has the meaning set forth in Section 4.11(d)(ii).

"ESOP Trust" has the meaning set forth in Section 4.11(d)(i).

"ESOP Trustee" has the meaning set forth in Section 4.11(d)(i).

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Exchange Agent" has the meaning set forth in Section 3.4(a).

"Exchange Fund" has the meaning set forth in Section 3.4(a).

"Exchange Ratio" means 0.97 (the number (taken to four decimal places) derived by dividing (i) Number of Acquiror Shares as Merger Consideration by (ii) Number of Company Shares and Company Options), subject to adjustment as provided in Section 3.6.

"Fairness Opinion" has the meaning set forth in Section 4.23.

"Federal Reserve Act" means the Federal Reserve Act of 1913, as amended.

"Fee Schedule" has the meaning set forth in Section 7.9.

"FDIC" means the Federal Deposit Insurance Corporation.

"FDIC Offering Circular" means the offering circular to be filed, if required or deemed desirable by Acquiror, by Acquiror with the FDIC in connection with the issuance of the Merger Consideration, and any amendments or supplements thereto.

"FRB" means the Board of Governors of the Federal Reserve System.

"GAAP" means generally accepted accounting principles of the United States of America consistently applied, as in effect from time to time.

"Governmental Entity" means any domestic or foreign court, arbitral tribunal, administrative agency or commission or other governmental or regulatory agency or authority or any securities exchange.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

"Immigration Laws" has the meaning set forth in Section 4.12.

"Indemnified Parties" has the meaning set forth in Section 8.3(b).

"Independent ESOP Trustee" has the meaning set forth in Section 7.8(a).

"Intellectual Property" means any U.S. and non-U.S. (i) patents and patent applications, (ii) registered and unregistered trademarks, service marks and other indicia of origin, pending trademark and service mark registration applications, and intent-to-use registrations or similar reservations of marks, (iii) registered and unregistered copyrights and mask works, and applications for registration thereof, (iv) internet domain names, applications and reservations therefor, uniform resource locators and the corresponding Internet sites, (v) trade secrets and proprietary information not otherwise listed in (i) through (iv) above, including unpatented inventions, invention disclosures, moral and economic rights of authors and inventors (however denominated), confidential information, technical data, customer lists, corporate and business names, trade names, trade dress, brand names, know-how, formulae, methods (whether or not patentable), designs, processes, procedures, technology, source codes, object codes, computer software programs, databases, data collections and other proprietary information or material of any type, and all derivatives, improvements and refinements thereof, howsoever recorded, or unrecorded and (vi) any good will associated with any of the foregoing.

"IRS" means the Internal Revenue Service.

"Joint Venture Agreement" means that certain joint venture agreement entered into between BWC Real Estate and Simonich Corporation, as amended and restated April 1, 2002 relating to the formation and operations of BWC Mortgage Services.

"knowledge of the Acquiror," or "the Acquiror's knowledge", means, as to a particular matter, the actual knowledge of James H. Herbert, Willis H. Newton and Edward J. Dobranski.

"knowledge of the Company," or "the Company's knowledge", means, as to a particular matter, the actual knowledge of James L. Ryan, Leland Wines, Thomas Mantor, Andrea L. Head and John R. Sheets.

"Key Employees" means the employees listed on Exhibit B.

"Law" means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

"Liens" has the meaning set forth in Section 4.4.

"Loans" means any loan, loan agreement, note or borrowing arrangement, including, without limitation, leases, credit enhancements, letters of credit, guarantees and similar interest bearing assets, as well as commitments to extend any of the same.

"Material Adverse Effect", with respect to any Person, means any event, change, occurrence, effect, fact, violation or circumstance having a material adverse effect on (i) the ability of such Person or its Subsidiaries to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis or (ii) the business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole; *provided, however*, that effects relating to (a) the economy in general, which in each case do not affect such Person disproportionately, (b) changes affecting the banking industry generally which in each case do not affect such Person disproportionately or (c) the announcement of the transactions contemplated hereby or other communication by Acquiror of its plans or intentions with respect to the business of the Company or the Bank shall be deemed to not constitute a "Material Adverse Effect" or to be considered in determining whether a "Material Adverse Effect" has occurred.

"Merger Consideration" has the meaning set forth in Section 3.1(b).

"Merger Consideration Value" means the Number of Acquiror Shares as Merger Consideration multiplied by the Merger Consideration Value Per Acquiror Share.

"Merger Consideration Value Per Acquiror Share" means the average of the closing prices of Acquiror Shares quoted on the NYSE as reported in *The Wall Street Journal* on each of the last ten (10) trading days ending on the day which is the trading day immediately preceding the Closing Date, whether or not trades occurred on such day.

"NASDAQ" means the National Association of Securities Dealers Automated Quotation National Market.

"NLRB" has the meaning set forth in Section 4.12.

"Number of Acquiror Shares as Merger Consideration" means 4,156,543.

"Number of Company Shares and Company Options" means 4,285,095.

"NYSE" means the New York Stock Exchange.

"parties" means the parties to this Agreement, unless the context suggests otherwise.

"Payor Party" has the meaning set forth in Section 10.2(f).

"Person" means an individual, a partnership, a limited liability partnership, and a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization, a group and a Governmental Entity.

"Pre-Closing Period" has the meaning set forth in Section 4.18(b).

"Professional Fees" has the meaning set forth in Section 7.9.

"Proxy Statement" means the proxy statement to be sent to the Company Shareholders in connection with the meeting thereof at which the Company Shareholders shall consider and vote on the approval of this Agreement and the Company Merger and Bank Merger, as such proxy statement may be amended or supplemented..

"RAP" has the meaning set forth in Section 7.5.

"Regulatory Authority" has the meaning set forth in Section 4.9(a).

"Required Company Vote" has the meaning set forth in Section 4.5(e).

"Returns" has the meaning set forth in Section 4.18(a).

"Revised Acquiror Proposal" has the meaning set forth in Section 10.1(e)(i)(w).

"Revised Number of Acquiror Shares as Merger Consideration" means the number equal to (i) Merger Consideration Value less BWC Real Estate Sale Loss less BWC Mortgage Services Operating Losses, divided by (ii) Merger Consideration Value Per Acquiror Share.

"Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002, as amended.

"Securities Act" means the Securities Act of 1933, as amended.

"SEC" means the Securities and Exchange Commission.

"Stock Incentive Plans" has the meaning set forth in Section 3.5(b).

"Stock Plans" has the meaning set forth in Section 3.5.

"Subsidiary" of any Person means (i) any partnership of which such Person or any of its Subsidiaries is a general partner or (ii) any corporation, joint venture or other entity in which such Person (either alone or through or together with any of its Subsidiaries) owns, directly or indirectly, or has the power to vote fifty percent (50%) or more of the equity interests in such entity having general voting power to participate in the election of the board of directors or other governing body of such corporation, joint venture or other entity.

"Superior Proposal" means a bona fide binding written offer not solicited by or on behalf of the Company made by a third party to acquire all of the Company Shares pursuant to a tender offer, a merger or a sale of all of the assets of the Company (i) on terms which a majority of the members of the entire Company Board (based on the written advice of an independent nationally recognized investment bank) reasonably determines in good faith to have a higher value than the consideration to be received by the Company Shareholders (in their capacity as such) in the transactions contemplated hereby (after any modification of the transactions contemplated hereby proposed by Acquiror in accordance with Section 7.3), (ii) which is reasonably capable of being consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of such proposal and the identity of the Person making such proposal) and (iii) that is not conditioned on obtaining any financing.

"Surviving Corporation" has the meaning set forth in Section 2.1.

"Taxes" means all taxes, assessments, charges, duties, fees, levies or other governmental charges including all United States federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, property, sales, use, value-added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest, and shall include any liability for such amounts as a result either of being a member of a combined, consolidated, unitary or affiliated group, or of a contractual obligation to indemnify any Person or other entity.

"Terminating Party" has the meaning set forth in Section 10.2(d)

"Termination Date" has the meaning set forth in Section 10.1(b).

"Voting Agreement" has the meaning set forth in the fourth Recital.

"WARN" has the meaning set forth in Section 4.12.

ARTICLE II

THE MERGER

Section 2.1   The Company Merger.   Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the CGCL and the Nevada Revised Statutes, at the Company Merger Effective Time, the Company shall be merged with and into Acquiror, and the separate corporate existence of the Company shall cease, and the Acquiror shall continue as the surviving corporation under the laws of the State of Nevada (the "Surviving Corporation").

Section 2.2   The Bank Merger.   Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the CGCL, the California Financial Code and the Nevada Revised Statutes, at the Bank Merger Effective Time, the Bank shall be merged with and into the Surviving Corporation, and the separate corporate existence of the Bank shall cease, and the Surviving Corporation shall continue as the surviving corporation under the laws of the State of Nevada.

Section 2.3   Closing.   Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to Article X, and subject to the satisfaction or waiver of all of the conditions set forth in Article IX, the closing of the Company Merger and the Bank Merger (the "Closing") shall take place at 10:00 A.M. at the offices of White & Case LLP, 3000 El Camino Real, 5 Palo Alto Square, 9th Floor, Palo Alto, CA 94306, as soon as practicable, but in any event within two (2) Business Days after the last of the conditions set forth in Article IX is satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other date, time or place as the parties shall agree in writing (the date of Closing being referred to herein as the "Closing Date").

Section 2.4   Company Merger Effective Time.   At the Closing, the parties shall cause the Company Merger to be consummated by filing (i) articles of merger (the "Articles of Company Merger"), that shall be duly prepared, executed and acknowledged by Acquiror and the Company in accordance with the Nevada Revised Statutes, with the Secretary of State of Nevada in accordance with the provisions of the Nevada Revised Statutes and (ii) this Agreement (or other document or agreement of merger complying with Sections 1101 and 1108 of the CGCL) (the "Agreement of Company Merger") and the officers' certificates prescribed by Section 1103 of the CGCL with the Secretary of State of California in accordance with the provisions of the CGCL. The Company Merger shall become effective at 12:01 PM (Pacific Standard Time) on the Business Day following the date on which the later of the following filings have been completed: (x) the Agreement of Company Merger and officers' certificates have been duly filed with the Secretary of State of California and (y) the Articles of Company Merger have been duly filed with the Secretary of State of Nevada. The date and time when the Company Merger shall become effective is hereinafter referred to as the "Company Merger Effective Time."

Section 2.5   Bank Merger Effective Time.   At the Closing, the parties shall cause the Bank Merger to be consummated by filing (i) articles of merger (the "Articles of Bank

Merger"), that shall be duly prepared, executed and acknowledged by Acquiror and the Bank in accordance with the Nevada Revised Statutes, with the Secretary of State of Nevada in accordance with the provisions of the Nevada Revised Statutes and (ii) this Agreement (or another agreement of merger complying with Sections 1101 and 1108 of the CGCL) (the "Agreement of Bank Merger") and the officers' certificates prescribed by Section 1103 of the CGCL with the Secretary of State of California in accordance with the provisions of the CGCL. The Bank Merger shall become effective at 12:02 PM (Pacific Standard Time) on the Business Day following the date on which the later of the following filings have been completed: (x) the Agreement of Bank Merger and officers' certificates have been duly filed with the Secretary of State of California and (y) the Articles of Bank Merger have been duly filed with the Secretary of State of Nevada. The date and time when the Bank Merger shall become effective is hereinafter referred to as the "Bank Merger Effective Time."

Section 2.6 <u>Effect of the Company Merger</u>. From and after the Company Merger Effective Time, the Company Merger shall have the effects set forth in the applicable provisions of the CGCL and the Nevada Revised Statutes.

Section 2.7 <u>Effect of the Bank Merger</u>. From and after the Bank Merger Effective Time, the Bank Merger shall have the effects set forth in the applicable provisions of the CGCL, the California Financial Code and the Nevada Revised Statutes.

Section 2.8 <u>Articles of Incorporation of the Surviving Corporation After Company Merger</u>. The Acquiror Charter, as in effect immediately prior to the Company Merger Effective Time, shall be the Charter of the Surviving Corporation.

Section 2.9 <u>Articles of Incorporation of the Surviving Corporation After Bank Merger</u>. The Charter of the Surviving Corporation, as in effect immediately prior to the Bank Merger Effective Time, shall be the Charter of the Surviving Corporation.

Section 2.10 <u>Bylaws of the Surviving Corporation After Company Merger</u>. The Bylaws of the Acquiror, as in effect immediately prior to the Company Merger Effective Time, shall be the Bylaws of the Surviving Corporation after completion of the Company Merger.

Section 2.11 <u>Bylaws of the Surviving Corporation After Bank Merger</u>. The Bylaws of the Surviving Corporation, as in effect immediately prior to the Bank Merger Effective Time, shall be the Bylaws of the Surviving Corporation after completion of the Bank Merger.

Section 2.12 <u>Directors and Officers of the Surviving Corporation</u>. At the Company Merger Effective Time, the directors of Acquiror immediately prior to the Company Merger Effective Time shall be the directors of the Surviving Corporation, each of such directors to hold office, subject to the applicable provisions of the Charter and Bylaws of the Surviving Corporation after completion of the Company Merger, until their respective successors shall be duly elected or appointed and qualified. At the Bank Merger Effective Time, the officers of the Surviving Corporation immediately prior to the Bank Merger Effective Time shall, subject to the applicable provisions of the Charter and Bylaws of the Surviving Corporation, be the officers of the Surviving Corporation after completion of the Bank Merger.

Section 2.13 Alternative Structure. The Acquiror shall have the right, exercisable at any time prior to the Company Merger Effective Time or Bank Merger Effective Time, as the case may be, to change the method of effecting the acquisition of the Company or the Bank, as the case may be, if and to the extent Acquiror deems such changes to be necessary, appropriate or desirable and the Company and the Bank shall take all necessary corporate and other reasonable actions to give effect to such change and shall execute, deliver and file any and all agreements and other documents necessary to effect the consummation of the transactions contemplated by such change; *provided, however*, that in no event shall the Company or the Bank be required to take any action set forth above or to agree to any such change if such action or change could reasonably be expected to or would (x) alter or change the amount or kind or substantially delay the delivery of Merger Consideration to be issued to the holders of the Company Shares as provided for in this Agreement, (y) adversely affect the tax treatment of the Company Shareholders as a result of receiving the Merger Consideration, including, without limitation, any adverse effect upon the tax free treatment thereof, or (z) otherwise be materially prejudicial to the interests of the Company Shareholders.

Section 2.14 Certain Adjustments. If, between the date of this Agreement and the Company Merger Effective Time, the outstanding Company Shares or Acquiror Shares shall have been changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Merger Consideration, Merger Consideration Value Per Acquiror Share, the Exchange Ratio, Number of Acquiror Shares as Merger Consideration, Revised Number of Acquiror Shares as Merger Consideration and Number of Company Shares and Company Options shall be appropriately adjusted to provide to the holders of Company Shares and Company Options the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE III

CONSIDERATION; CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

Section 3.1 Conversion of Securities. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Acquiror, the Company or the holders of any of the following securities:

(a) Conversion Generally.

(i) Each Company Share issued and outstanding immediately prior to the Company Merger Effective Time shall be converted into and shall become exchangeable for the right to receive Acquiror Shares as provided in Section 3.1(b); and

(ii) All of the Company Shares that were outstanding immediately prior to the Company Merger Effective Time shall no longer be outstanding and shall cease to exist, and each certificate previously representing any such Company Shares shall thereafter represent the right to receive the Merger Consideration into which such Company Shares were converted in the Company Merger.

(b) Conversion of Company Shares. Subject to the other provisions of this Article III, each Company Share issued and outstanding immediately prior to the Company Merger Effective Time shall, by virtue of the Company Merger, be converted into the right to receive a number of Acquiror Shares equal to the Exchange Ratio (the "Merger Consideration").

(c) Outstanding Acquiror Shares Unaffected. Each outstanding Acquiror Share shall remain an outstanding share of Acquiror capital stock and shall not be converted or otherwise affected by the Company Merger.

(d) Treasury Stock. All Company Shares that are held by the Company as treasury stock shall be canceled and shall cease to exist and no Acquiror Shares, cash or other consideration shall be delivered in exchange therefor.

Section 3.2 Fractional Shares. Notwithstanding any other provision hereof, no fractional Acquiror Shares shall be issued to holders of Company Shares in the Company Merger. In lieu thereof, each such holder entitled to a fraction of an Acquiror Share (after taking into account all certificates delivered by such holder and the aggregate number of Company Shares represented thereby) shall receive, at the time of surrender of the certificate or certificates representing such holder's Company Shares, an amount in cash equal to the Exchange Ratio multiplied by Merger Consideration Per Acquiror Share Value multiplied by the fraction of an Acquiror Share to which such holder otherwise would be entitled. No such holder shall be entitled to dividends, voting rights, interest on the value of, or any other rights in respect of a fractional share. Fractional shares shall be determined on an aggregate basis for each holder of Company Shares and not on a per share or per certificate basis.

Section 3.3 Shares of Dissenting Holders. Notwithstanding anything else in this Agreement to the contrary but only to the extent required by the CGCL, Company Shares that are issued and outstanding immediately before the Company Merger Effective Time and that are held by Company Shareholders who have voted against the Company Merger and who comply with all provisions of the CGCL concerning the right of Company Shareholders to dissent from the Company Merger and require appraisal of their Company Shares (the "Dissenting Shareholders" with the Company Shares held by such Dissenting Shareholders being referred to as the "Dissenting Shares") shall not be converted into the right to receive the Merger Consideration but shall only be entitled to such rights as are granted to them pursuant to Sections 1300-1312 of the CGCL; provided, however, that any Dissenting Shares which, at any time after the Company Merger Effective Time, lose their status as Dissenting Shares under the CGCL shall forfeit the right to appraisal and all such Dissenting Shares shall then be deemed to have been converted into the right to receive, as of the Company Merger Effective Time, the Merger Consideration without interest. Prior to the Company Merger Effective Time, the Company shall give Acquiror prompt notice of any such demands for appraisal, withdrawals of demands for appraisal and any other related instruments received by the Company and the opportunity to direct all negotiations and proceedings. The Company shall not, except with the prior written consent of Acquiror, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under the CGCL.

Section 3.4   Surrender and Exchange of Certificates.

(a)   Exchange Agent. Prior to the Company Merger Effective Time, Acquiror shall designate an exchange agent, bank or trust company (the "Exchange Agent") and deposit with the Exchange Agent such certificates of Acquiror Shares (the "Acquiror Stock Certificates") representing the number of whole Acquiror Shares issuable in the Company Merger pursuant to Section 3.1 and Acquiror shall also make available to the Exchange Agent sufficient cash to make all cash payments in lieu of fractional Acquiror Shares pursuant to Section 3.2 (together with the Acquiror Stock Certificates, the "Exchange Fund").

(b)   Exchange Procedures. Acquiror shall cause the Exchange Agent, promptly after the Company Merger Effective Time (and in no event later than five (5) Business Days following the Company Merger Effective Time), to mail to each holder of record of a certificate or certificates that immediately prior to the Company Merger Effective Time represented outstanding Company Shares (the "Company Stock Certificates") that were converted into the right to receive the Merger Consideration pursuant to Section 3.1(b), (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Company Stock Certificates shall pass only upon delivery of the Company Stock Certificates to the Exchange Agent and shall be in such form and have such other customary provisions as Acquiror and the Company may reasonably specify) and (ii) instructions for completion and use in effecting the surrender of the Company Stock Certificates in exchange for the Merger Consideration. Upon surrender of a Company Stock Certificate for cancellation to the Exchange Agent, together with such letter of transmittal duly executed in accordance with the instructions contained therein, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor an Acquiror Stock Certificate representing the number of whole shares of Acquiror Shares that such holder has the right to receive pursuant to this Article III (together with payment of cash in lieu of fractional shares which such holder has the right to receive pursuant to Section 3.2) and the Company Stock Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee of the record holder of such Company Shares if the Company Stock Certificate representing such Company Shares is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 3.4, each Company Stock Certificate shall be deemed at any time after the Company Merger Effective Time to represent only the right to receive upon such surrender the Merger Consideration provided for in Section 3.1(b).

(c)   Return of Merger Consideration. Any portion of the Merger Consideration which remains undistributed to the holders of Company Shares for six (6) months after the Company Merger Effective Time shall be delivered to Acquiror, and any holders of Company Shares who have not theretofore surrendered their Company Stock Certificates, or any of them, as provided in this Section 3.4, shall thereafter look only to Acquiror for the Merger Consideration to which they are entitled, without any interest thereon.

(d)   Distributions and Voting with Respect to Unexchanged Company Shares. Until surrendered for exchange in accordance with the provisions of this Section 3.4, each certificate theretofore representing Company Shares shall from and after the Company Merger Effective Time represent for all purposes only the right to receive Acquiror Shares and cash in lieu of fractional shares as set forth in this Agreement. Notwithstanding any other provision of this Agreement, no dividends or other distributions in respect of Acquiror Shares with a record date after the Company Merger Effective Time shall be paid to any Person holding a Company Stock Certificate until such Company Stock Certificate has been surrendered for exchange as provided for in this Section 3.4. Subject to applicable Laws and the immediately preceding sentence, following surrender of any such Company Stock Certificate, there shall be paid to the holder of the Acquiror Stock Certificate issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date on or after the Company Merger Effective Time theretofore payable with respect to the Acquiror Shares represented thereby. Former shareholders of record of the Company shall not be entitled to vote after the Company Merger Effective Time at any meeting of Acquiror Shareholders until such holders have exchanged their certificates representing Company Shares for certificates representing Acquiror Shares in accordance with the provisions of this Agreement.

(e)   Transfers. On or after the Company Merger Effective Time, there shall be no transfers of Company Shares on the stock transfer books of the Company.

(f)   No Liability. None of Surviving Corporation, the Exchange Agent or the Company shall be liable to any holder of Company Shares for any Merger Consideration deposited with the Exchange Agent which is properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(g)   Lost Certificates. If any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if reasonably required by Acquiror, the posting by such Person of a bond, in such reasonable amount as Acquiror may direct, as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate the Merger Consideration to which the holder thereof is entitled, without any interest thereon.

(h)   Withholding. Acquiror or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Company Shares such amounts as Acquiror or the Exchange Agent is required to deduct and withhold under applicable Law with respect to the making of such payment. To the extent that amounts are so withheld by Acquiror or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares in respect of whom such deduction and withholding was made by Acquiror or the Exchange Agent.

(i)   Further Assurances. The officers and managers of the Surviving Corporation will be authorized to execute and deliver, at and after the Company Merger Effective Time, in the name and on behalf of the Company, and at and after the Bank Merger Effective Time, in the name and on behalf of the Bank, any deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf the Company and the Bank, any other actions and things to vest, perfect or confirm of record or otherwise the Surviving Corporation and all right title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Company Merger or the Bank Merger.

Section 3.5   Stock Options.   Immediately prior to the Company Merger Effective Time, the Company Board (or, if appropriate, any committee thereof) shall take all actions and shall obtain all necessary consents and releases from all of the holders of all the outstanding stock options and other rights to purchase Company Shares (the "Company Options") heretofore granted under any stock option plan of the Company or otherwise (the "Stock Plans") to: (a) provide for the cancellation, effective at the Company Merger Effective Time, subject to the payment provided for in the next sentence being made, of all Company Options, (b) terminate, as of the Company Merger Effective Time, the Stock Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company, the Bank or any Affiliate respectively thereof (collectively with the Stock Plans, referred to as the "Stock Incentive Plans") and (c) amend, as of the Company Merger Effective Time, the provisions of any other Employee Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company, the Bank or any such Affiliate, or any interest in respect of any capital stock of the Company, the Bank or any such Affiliate, to provide no continuing rights to acquire, hold, transfer or grant any capital stock of the Company, the Bank or any such Affiliate or any interest in the capital stock of the Company, the Bank or any such Affiliate. Immediately prior to the Company Merger Effective Time, each Company Option, whether or not then vested or exercisable, shall no longer be exercisable for the purchase of Company Shares but shall entitle each holder thereof, in cancellation and settlement therefor, to payments by the Company in cash, without interest (the "Cash Payment"), at the Company Merger Effective Time, equal to the product of:

(i)   the total number of Company Shares subject to such Company Option, whether or not then vested or exercisable, and

(ii)   the amount, if any, by which the product of the Exchange Ratio multiplied by Merger Consideration Value Per Acquiror Share exceeds the exercise price per Company Share subject to such Company Option.

Prior to the Company Merger Effective Time, the Company will deposit with the Exchange Agent an amount in cash sufficient to pay the aggregate amount of all Cash Payments. Each such Cash Payment will be paid by the Exchange Agent on behalf of the Company to each holder of an outstanding Company Option at the Company Merger Effective Time and reduced by any required withholding Taxes. Except as otherwise contemplated herein, any then outstanding stock appreciation rights or limited stock appreciation rights issued by the Company, the Bank or any Affiliate of either thereof shall be canceled immediately prior to the Company Merger Effective Time without any payment therefor. The Company and the Bank shall take all steps necessary to ensure that neither the Company nor the Bank nor any of their respective Affiliates is or will be bound by any Options, other options, warrants, rights or agreements which would entitle any Person, other than Acquiror or its Affiliates, to own any capital stock of the Company, Bank or any such Affiliate or to receive any payment in respect thereof. Notwithstanding any other provision of this Section 3.5 to the contrary, payment of the Cash

Payment may be withheld with respect to any Company Option until necessary consents and releases are obtained.

Section 3.6   Adjustment Resulting from BWC Real Estate Sale.

(a)   If the BWC Real Estate Book Value exceeds the Adjusted BWC Real Estate Sale Purchase Price (the amount of such excess, the "BWC Real Estate Sale Loss") and/or there are BWC Mortgage Services Operating Losses, then the Exchange Ratio shall be adjusted to be the number (taken to four decimal places), equal to (x) the Revised Number of Acquiror Shares divided by (y) the Number of Company Shares and Company Options.

(b)   If the Adjusted BWC Real Estate Sale Purchase Price exceeds the BWC Real Estate Book Value (the amount of such excess, the "BWC Real Estate Sale Gain"), then the Company shall have the right to distribute the BWC Real Estate After-Tax Gain to the Company Shareholders as a dividend prior to the Closing.

Section 3.7   Cancellation of Bank Capital Stock. At the Bank Merger Effective Time, by virtue of the Bank Merger and without any action on the part of Acquiror, the Surviving Corporation, the Company or the Bank, all of the shares of capital stock of the Bank shall be canceled and shall cease to exist.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND BANK

Except as set forth in a disclosure schedule delivered by the Company to Acquiror prior to the execution of this Agreement (the "Company Disclosure Schedule"), which identifies exceptions by specific Schedule references (provided that any information set forth in any one Schedule of the Company Disclosure Schedule shall be deemed to apply to each other applicable Schedule thereof if its relevance to the information called for in such Schedule is reasonably apparent), each of the Company and the Bank hereby represents and warrants to Acquiror as follows:

Section 4.1   Organization and Qualification of Company and Subsidiaries. The Company is a corporation duly incorporated and validly existing under the laws of the State of California and is a registered holding company under the BHCA. The Bank is a California chartered bank and is duly licensed by the California Commissioner of Financial Institutions as a commercial bank and its deposits are insured by the FDIC through the Bank Insurance Fund in the manner and to the fullest extent provided by Law and all premiums and assessments required to be paid in connection therewith have been paid when due. Each of the Subsidiaries of the Company (other than the Bank) is duly incorporated and validly existing under the laws of the jurisdiction of its incorporation. Each of the Company and its Subsidiaries has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its respective properties and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company.

Section 4.2   Certificate of Incorporation and Bylaws; Corporate Books and Records. The copies of the Company's Certificate of Incorporation, as amended (the "Company Certificate"), and Bylaws, as amended (the "Company Bylaws"), that are listed as exhibits to the Company's Form 10-K for the year ended December 31, 2005 are complete and correct copies thereof as in effect on the date hereof. The Company is not in violation of any of the provisions of the Company Certificate or the Company Bylaws. Each of the Bank and the other Subsidiaries of the Company is not in violation of any of the provisions of their respective organizational documents and bylaws. True and complete copies of all minute books of the Company and each of its Subsidiaries, containing minutes of meetings held and actions taken by their respective Boards of Directors or any committees thereof during the period from January 1, 2003 to the date hereof, have been made available by the Company to Acquiror. All material actions of the Company Board, the Bank Board and the Board of Directors of each of the Subsidiaries (and any committees of any thereof) are reflected in such books.

Section 4.3   Capitalization.

(a)   The authorized capital stock of the Company consists of 25,000,000 Company Shares, and 5,000,000 shares of Company preferred stock, no par value. As of the date hereof, (i) 4,134,682 Company Shares are issued and outstanding, all of which are validly issued and fully paid, including 401,163.4 Company Shares held by the ESOP Trust, nonassessable and free of preemptive rights (and were not issued in violation of preemptive rights), (ii) no Company Shares are held in the treasury of the Company or by its Subsidiaries, (iii) 150,413 Company Shares are issuable (and such number is reserved for issuance) upon exercise of the Company Options outstanding as of the date hereof (the "Company Option Shares") and (iv) no shares of Company preferred stock have been issued or are outstanding. All of the issued and outstanding shares of capital stock or other Equity Interests of the Company have been issued in compliance with applicable federal and state securities laws. The authorized capital stock of the Bank consists of 500 shares of common stock. As of the date hereof, 50 shares of common stock of the Bank are issued and outstanding, all of which are validly issued and fully paid, nonassessable, and free of preemptive rights (and were not issued in violation of preemptive rights). There are no other Equity Interests in the Bank outstanding. All of the issued and outstanding shares of capital stock or other Equity Interests of the Company and the Bank have been issued in compliance with applicable federal and state securities Laws.

(b)   Except for the Company Options and arrangements and agreements set forth on Schedule 4.3(b) of the Company Disclosure Schedule, there are no (i) options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of the Company or any of its Subsidiaries, (ii) securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or (iii) securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries. The Company has provided Acquiror with a true and complete list of the prices at which outstanding Company Options are exercisable, the number of Company Option Shares outstanding at each such price and the date of grant, expiration date and type (qualified or non-qualified under Section 422 of the Code) of each such Company Option. All of the Company Option Shares, upon their issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and will not be issued in violation of preemptive rights.

(c)   Except for this Agreement, and except as set forth on Schedule 4.3(c) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any Company Shares or any capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries. To the knowledge of the Company, other than the Voting Agreements, there are no proxies, voting agreements, voting trusts, rights plans, anti-takeover plans or registration rights agreements with respect to any shares of the capital stock, equity or voting interests in the Company.

(d)   The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the Company Shareholders on any matter.

Section 4.4   Subsidiaries. The Company has no Subsidiaries other than the Bank, BWC Real Estate, and until the BWC Real Estate Sale is consummated, BWC Mortgage Services. The Company owns all of the issued and outstanding capital stock of the Bank and BWC Real Estate, free and clear of any pledges, security interests, options, liens, claims or other encumbrances of any kind (collectively, the "Liens"). Until the BWC Real Estate Sale is consummated, BWC Real Estate owns 51% of BWC Mortgage Services. All of the issued and outstanding shares of capital stock of each of the Subsidiaries of the Company have been validly issued and are fully paid and non-assessable. There are no outstanding contractual obligations of the Company or the Bank or any of its Subsidiaries to make any investment in any of its Subsidiaries or any other Person. Neither the Bank nor BWC Real Estate has (i) any arrangements or commitments obligating either of them to issue shares of any of its capital stock or any securities convertible into or having the right to purchase shares of any of its capital stock, or (ii) any bonds, debentures, notes or other obligations outstanding that entitle the holders thereof to vote (or that are convertible into or exercisable for securities having the right to vote) on any matters on which its shareholders may vote. Except as set forth in this Section 4.4 or on Schedule 4.4 of the Company Disclosure Schedule, the Company does not, directly or indirectly, beneficially own any equity securities or similar interests of any Person or any interests of any Person or any interest in a partnership or joint venture of any kind.

Section 4.5   Authority.

(a)   The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by action of the Company (other than the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding Company Shares entitled to vote thereon). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Acquiror, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equitable principles (regardless of whether such enforceability is considered in equity or at Law).

(b)   The Company Board, by resolutions duly adopted at a meeting duly called and held on May 19, 2006, unanimously (i) declared that this Agreement and the Company Merger are advisable and determined that the transactions contemplated hereby are fair to and in the best interests of the Company and the Company Shareholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby and (iii) resolved to recommend that the Company Shareholders vote for the adoption of this Agreement (the "Company Board Approval"). A true and correct copy of such resolutions, certified by the Company's corporate secretary, has been furnished to Acquiror and none of such resolutions has been rescinded or revoked, in whole or in part, or modified in any way.

(c)   The Bank has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Bank and the consummation by the Bank of the transactions contemplated hereby have been duly and validly authorized by action of the Bank (other than the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding capital stock of the Bank entitled to vote thereon). This Agreement has been duly and validly executed and delivered by the Bank and, assuming the due authorization, execution and delivery hereof by Acquiror, constitutes a legal, valid and binding obligation of the Bank, enforceable against the Bank in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equitable principles (regardless of whether such enforceability is considered in equity or at Law).

(d)   The Bank Board, by resolutions duly adopted at a meeting duly called and held on May 19, 2006, unanimously (i) declared that this Agreement and the Bank Merger are advisable and determined that the transactions contemplated hereby are fair to and in the best interests of the Bank and the Company as the sole shareholder of the Bank and (ii) approved and adopted this Agreement and the transactions contemplated hereby. A true and correct copy of such resolutions, certified by the Company's corporate secretary, have been furnished to Acquiror and none of such resolutions has been rescinded or revoked, in whole or in part, or modified in any way.

(e)   The affirmative vote of the holders of a majority of the outstanding Company Shares at the Company Shareholders Meeting (the "Required Company Vote") is the only vote of the holders of any class or series of the Company's capital stock necessary to approve the adoption of this Agreement, the Company Merger, the Bank Merger and to consummate the transactions contemplated hereby. The affirmative vote of the Company, as the holder of all of the outstanding capital stock of the Bank is the only vote of the holders of any class or series of the Bank's capital stock necessary to consummate the transactions contemplated hereby.

Section 4.6   No Conflict; Required Filings and Consents.

(a)   Except as set forth on Schedule 4.6(a) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company and the Bank does not, and the performance of this Agreement by the Company and the Bank will not, (i) conflict with or violate any provision of the Company Certificate or Company Bylaws or any equivalent organizational documents of the Bank or any of their Subsidiaries, (ii) conflict with or violate any Law applicable to the Company, the Bank or any of their Subsidiaries or by which any property or asset of the Company, the Bank or any of their Subsidiaries is bound or affected (assuming that all consents, approvals, authorizations and permits described in Section 4.6(b) have been obtained and all filings and notifications described in Section 4.6(b) have been made and any waiting periods thereunder have terminated or expired) or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company, the Bank or any of their Subsidiaries pursuant to, any Company Material Contract, lease with respect to real estate or Company Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, losses, defaults, or failures to obtain any consent or approval, or other occurrences which would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company.

(b)   Except for such consents, approvals, authorizations, permits or filings as may be set forth on Schedule 4.6(b) of the Company Disclosure Schedule (collectively, the "Company Required Government Approvals"), the execution and delivery of this Agreement by the Company and the Bank does not, and the performance of this Agreement including the consummation of the Company Merger, the Bank Merger and the transactions contemplated hereby, by the Company and the Bank will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity. To the knowledge of the Company, there is no fact, event or condition applicable to the Company or its Subsidiaries that will, or reasonably could be expected to, adversely affect the likelihood of securing the Company Required Government Approvals.

Section 4.7   Permits; Compliance with Law.

(a)   Each of the Company and its Subsidiaries is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for it to own, lease and operate its properties or to carry on its business substantially in the manner described in the Company SEC Filings and substantially as it is being conducted (the "Company Permits"), and all such Company Permits are valid and in full force and effect and, no suspension or cancellation of any of them is threatened, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company. The Bank is "well capitalized" as such term is defined in the rules and regulations promulgated by the FDIC and any applicable state capital rules and regulations.

(b)   The Company and its Subsidiaries have administered all accounts for which they act as a fiduciary, including accounts for which they serve as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of their governing documents and applicable Law. Neither the Company, its Subsidiaries, or any director, officer, or employee, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account in any material respect, and the accountings for each such fiduciary are true and correct and accurately reflect the assets of such fiduciary account.

(c)   None of the Company nor any of its Subsidiaries is in default or violation of (i) any Company Permits, (ii) any Laws applicable to the Company or any of its Subsidiaries or (iii) by which any property or asset of the Company or any of its Subsidiaries is bound or affected, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, and all other fair lending laws and other laws relating to discriminatory business practices, except in each case for any such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company. The Company has been assigned a rating of "satisfactory" under the Community Reinvestment Act. "Bank Secrecy Act" means the Currency and Foreign Transaction Reporting Act (31 U.S.C. Section 5311 et seq.), as amended. "Community Reinvestment Act" means the Community Reinvestment Act of 1977 (12 U.S.C. 2901 et seq.), as amended. "Equal Credit Opportunity Act" means the Equal Credit Opportunity Act (15 U.S.C. Section 1691 et seq.) as amended. "Fair Housing Act" means the Fair Housing Act (420 U.S.C. Section 3601 et seq.), as amended. "Home Mortgage Disclosure Act" means the Home Mortgage Disclosure Act (12 U.S.C. Section 2801 et seq.), as amended.

(d)   The Company and each of its Subsidiaries have adopted such procedures and policies as are, in the reasonable judgment of Company management, necessary or appropriate to comply with Title III of the USA Patriot Act and is in such compliance. "USA PATRIOT Act" means the USA PATRIOT Act (Pub. L. No. 107-56).

(e)   Other than customary and ordinary periodic examinations by federal and state regulatory agencies, including, without limitation, the FRB and CDFI, or except as set forth on Schedule 4.7(d) of the Company Disclosure Schedule, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, nor has the Company or any of its Subsidiaries received since January 1, 2004, any notification or communication from any Governmental Entity (A) asserting that the Company or any of its Subsidiaries is not in compliance, in any material respect, with any of the Laws which such Governmental Entity enforces or (B) threatening to revoke any Company Permit (nor do any grounds for any of the foregoing exist).

Section 4.8   SEC Filings; Financial Statements.

(a)   The Company has timely filed and will timely file all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and other documents and filings required to be filed by it under the Securities Act or the Exchange Act, as the case may be, since January 1, 2004 (the "Applicable Date") (collectively, including those filed or furnished subsequent to the date of this Agreement, the "Company SEC Filings"). None of the Company's Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. Each Company SEC Filing (i) as of the time it was or is filed, complied or will comply in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, as the case may be, and (ii) did not or will not, at the time it was or is filed (or if subsequently amended or superseded by a Company SEC Filing then on the date of such subsequent filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)   The Company's consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Filings, were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of interim consolidated financial statements, where information and footnotes contained in such financial statements are not required to be in compliance with GAAP), and in each case such consolidated financial statements fairly presented or will fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and the consolidated Subsidiaries of the Company as of the respective dates thereof and for the respective periods covered thereby (subject, in the case of unaudited statements, to normal year-end adjustments which were not and which are not expected to be, individually or in the aggregate, material to the Company and its consolidated Subsidiaries taken as a whole) ("Company Financial Statements").

(c)   Except as and to the extent adequately provided for, in the aggregate, on the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2005 (the "Company Balance Sheet"), since January 1, 2006, neither the Company nor any of its consolidated Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, except for liabilities or obligations (i) that, in the aggregate, are adequately provided for in the Company Balance Sheet, (ii) incurred in the ordinary course of business since January 1, 2006 that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company or (iii) incurred or provided for in this Agreement.

(d)   The Company is in compliance with the applicable listing and corporate governance rules and regulations of the NASDAQ, except where the failure to be in such compliance would not have, individually or in the aggregate, a Material Adverse Effect with respect to the Company. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC (including extensions of credit pursuant to Regulation O), since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company or any of its Subsidiaries.

(e)   Each required form, report and document containing financial statements that the Company has filed with or furnished to the SEC since January 1, 2004 was accompanied by the certifications required to be filed or furnished by the Company's chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act, and at the time of filing or submission of each such certification, such certification (i) was true and accurate and complied in all material respects with the Sarbanes-Oxley Act, (ii) did not contain any qualifications or exceptions to the matters certified therein, except as otherwise permitted under the Sarbanes-Oxley Act or the rules and regulations thereunder, and (iii) has not been modified or withdrawn.   Neither the Company nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, content, form or manner of filing or furnishing of such certifications. As of the end of the period covered by the most recently filed periodic report under the Exchange Act, the Company's disclosure controls and procedures (as defined in Sections 13a-15(e) and 15d-15(e) of the Exchange Act) were effective to provide reasonable assurance that material information, relating to the Company and its consolidated Subsidiaries, required to be included in any of the Company SEC Filings, were made known to Company management, including its chief executive officer and chief financial officer, respectively, on a timely basis.

Section 4.9   Regulatory Matters.

(a)   Each of the Company and its Subsidiaries has filed and will file all material documents and reports relating to each of the Company and its Subsidiaries required to be filed with the FRB, the FDIC (in the case of any Subsidiary of the Company, if applicable), the CDFI or any other Governmental Entity having jurisdiction over its business or any of its assets or properties (each a "Regulatory Authority"). All such reports conform or will conform in all material respects with the applicable requirements promulgated by such Regulatory Authorities and as of their respective dates, such documents and reports did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)   Except as may otherwise be set forth on Schedule 4.9(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) is, directly or indirectly, party or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority or (ii) has been advised by, or has any knowledge of facts which are reasonably expected to give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission. Except as set forth on Schedule 4.9(b) of the Company Disclosure Schedule, all compliance or corrective action relating to the Company or any of its Subsidiaries required by Regulatory Authorities having jurisdiction over the Company or any of its Subsidiaries has been taken. Each of the Company and its Subsidiaries has paid all assessments made or imposed by and required to have been heretofore paid to any Regulatory Authority.

Section 4.10 <u>Absence of Certain Changes or Events</u>. Except as set forth on Schedule 4.10 of the Company Disclosure Schedule or in the Company SEC Filings filed prior to the date of this Agreement, since January 1, 2006, (i) there has been no Material Adverse Effect on the Company, (ii) the businesses of the Company and each of its Subsidiaries have been conducted only in the ordinary course, (iii) neither the Company nor any of its Subsidiaries has incurred any material liabilities (direct, contingent or otherwise) or engaged in any material transaction or entered into any material agreement outside the ordinary course of business, (iv) neither the Company nor any of its Subsidiaries have increased the compensation of any officer or granted any general salary or benefits increase to their respective employees, other than in the ordinary course of business, (v) neither the Company, the Bank nor any of their Subsidiaries has taken any action referred to in Section 7.2 except as permitted thereby, (vi) except as permitted by Section 3.6(b) and regular quarterly dividends on Company Shares of no more than $0.10 per Company Share, there has been no declaration, setting aside or payment of any dividend or other distribution with respect to any class of stock or any repurchase, redemption or other acquisition by the Company of any of its Subsidiaries of any stock or other securities of the Company or any of its Subsidiaries, (vii) there has been no change by the Company in accounting principles, practices or methods, (viii) there has been no material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance or (ix) there has been no agreement to do any of the foregoing, unless otherwise permitted herein.

Section 4.11 <u>Employee Benefit Plans</u>.

(a)   Set forth on Schedule 4.11 of the Company Disclosure Schedule is an accurate and complete list of each domestic and foreign employee benefit plan, within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and each stock option, stock appreciation right, restricted stock, stock purchase, stock unit, performance share, incentive, bonus, profit-sharing, savings, deferred compensation, health, medical, dental, life insurance, disability, accident, supplemental unemployment or retirement, employment, severance or salary or benefits continuation or fringe benefit plan, program, arrangement, agreement or commitment maintained by the Company or any Affiliate thereof (including, for this purpose and for the purpose of all of the representations in this Section 4.11, any predecessors to the Company or its Affiliates and all employers (whether or not incorporated) that would be treated together with the Company and/or any such Affiliate as a single employer within the meaning of Section 414 of the Code) or to which the Company or any Affiliate thereof contributes (or has any obligation to contribute), has any liability or is a party (collectively, the "<u>Employee Benefit Plans</u>").

(b)   (i) Each Employee Benefit Plan is in substantial compliance with all applicable Laws (including, without limitation, ERISA, the Code, and foreign tax, labor, securities, data privacy, currency exchange control and other Laws) and has been administered and operated in all material respects in accordance with its terms; (ii) each Employee Benefit Plan which is intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS covering all Tax Law changes prior to the

Economic Growth and Tax Relief Reconciliation Act of 2001 or is comprised of a master or prototype plan that has received a favorable opinion letter from the IRS on which the Company is entitled to rely, and, to the best knowledge of the Company, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of any such determination letter or opinion letter; (iii) except for the ESOP, as defined below, no Employee Benefit Plan has assets that include securities issued by the Company or any of its subsidiaries; (iv) neither the Company nor any of its Affiliates has filed, or is considering filing, an application under the IRS Employee Plans Compliance Resolution System or the Department of Labor's Voluntary Fiduciary Correction Program with respect to any Employee Benefit Plan; (v) each Employee Benefit Plan which is a "nonqualified deferred compensation plan" (within the meaning of Section 409A of the Code) that the Company is a party to has been operated and administered since January 1, 2005 in compliance with Section 409A of the Code and IRS Notice 2005-1 and the other proposed and final guidance under Section 409A of the Code; (vi) except as expressly set forth on Schedule 4.11 of the Company Disclosure Schedule, no Employee Benefit Plan which is a nonqualified deferred compensation plan has been "materially modified" (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004, and no event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code; (vii) no Employee Benefit Plan is covered by Title IV of ERISA or subject to Section 412 of the Code or Section 302 of ERISA; (viii) no Employee Benefit Plan is a "multiple employer plan" (within the meaning of the Code or ERISA); (ix) full payment has been timely made of all amounts which the Company and/or its Affiliates is required under applicable Law or under any Employee Benefit Plan or related agreement to have paid as of the last day of the most recent fiscal year of each Employee Benefit Plan ended prior to the date hereof or have been timely reflected on the most recent consolidated balance sheet filed prior to the date hereof or accrued in the account records of the Company and/or its Affiliates and the Company and each such Affiliate has timely deposited all amounts withheld from employers into the appropriate trusts or accounts, and the Company and each such Affiliate have made adequate provisions, in accordance with GAAP, consistently applied, in their financial statements for all obligations and liabilities under all Employee Benefit Plans that have accrued but have not been paid because they are not yet due under the terms of any such Employee Benefit Plan or any related agreement or applicable Law, and, to the best knowledge of the Company, no event has occurred or condition exists that would reasonably be expected to result in a material increase in the level of such amounts paid or accrued for the most recently ended fiscal year; (x) neither the Company nor any of its Affiliates has incurred or expects to incur any material liability (including, without limitation, additional contributions, fines, taxes or penalties) as a result of a failure to administer or operate any Employee Benefit Plan that is a "group health plan" (as such term is defined in Section 607(1) of ERISA or Section 5000(b)(1) of the Code) in compliance with the applicable requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code ("COBRA"); (xi) neither the Company nor any of its Affiliates has incurred or expects to incur any material liability (including, without limitation, additional contributions, fines, taxes or penalties) as a result of a failure to administer or operate any Employee Benefit Plan that is a "group health plan" (as defined in 45 Code of Federal Regulations Section 160.103) in compliance with the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated thereunder; (xii) no Employee Benefit Plan provides for post-employment or retiree health, life insurance or other welfare benefits, except as required by applicable Laws or for death benefits or retirement benefits under any "employee pension benefit plan" (as such term is defined in Section 3(2) of ERISA); (xiii) neither the Company nor any of its Affiliates has any unfunded liabilities pursuant to any Employee Benefit Plan which is an "employee pension benefit plan" (within the meaning of Section 3(2) of ERISA) that is not intended to be qualified under Section 401(a) of the Code; (xiv) neither the Company nor any of its Affiliates, nor any of their respective directors, officers or employees, nor, to the best knowledge of the Company, any other "disqualified person" or "party in interest" (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transaction, act or omission to act in connection with any Employee Benefit Plan that could reasonably be expected to result in the imposition of a material penalty or fine pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975 of the Code; (xv) the execution of this Agreement and the consummation of the transactions contemplated hereby do not constitute a triggering event under any Employee Benefit Plan, policy, arrangement, statement, commitment or agreement, which (either alone or upon the occurrence of any additional or subsequent event) will or may result in any payment, "parachute payment" (as such term is defined in Section 280G of the Code), severance, bonus, retirement or job security or similar-type benefit, or increase any benefits or accelerate the payment or vesting of any benefits to any employee or former employee or director of the Company or any of its Affiliates; (xvi) no Employee Benefit Plan provides for the payment of severance, termination, change in control or similar-type payments or benefits; (xvii) no liability, claim, action, litigation, audit, examination, investigation or administrative proceeding has been made, commenced or, to the best knowledge of the Company, threatened with respect to any Employee Benefit Plan (other than routine claims for benefits payable in the ordinary course) which could result in a material liability of the Company or any Affiliate thereof; and (xviii) except as required to maintain the tax-qualified status of any Employee Benefit Plan intended to qualify under Section 401(a) of the Code, no condition or circumstance exists that would prevent the amendment or termination of any Employee Benefit Plan.

(c)   The Company has delivered or caused to be delivered to the Acquiror or its counsel true and complete copies of each Employee Benefit Plan, together with all amendments thereto, and, to the extent applicable, (i) all current summary plan descriptions; (ii) the annual report on Internal Revenue Service Form 5500-series, including any attachments thereto, for each of the last three plan years; (iii) the most recent actuarial valuation report; (iv) all minutes with respect to the meetings of each Employee Benefit Plans' administrative committee and/or plan administrator; (v) the most recent determination letter and/or opinion letter; and (vi) any materials relating to any government investigation or audit or any submissions under any voluntary compliance procedures.

(d)   ESOP.

(i)   The execution, delivery and performance of this Agreement and the transactions contemplated hereby will not, and will not cause the Company Employee Stock Ownership and Savings Plan (the "ESOP") or the trust under which the assets of the ESOP are held (the "ESOP Trust") to, violate (x) any provision of any indenture, mortgage, deed of trust, agreement, instrument, order, arbitration award, judgment or decree to which the trustees holding the assets of the ESOP under the ESOP Trust (the "ESOP Trustee") or the ESOP Trust is a party or by which the ESOP Trustee or the ESOP Trust or any assets of the ESOP Trust are bound or (y) ERISA or the Code.

(ii)   Other than as contemplated in Section 7.8(a), no authorization, approval or consent of any Person, or Governmental Entity is necessary to be obtained by the ESOP Trustee or the ESOP in connection with (x) the sale of the shares of Company Shares held by the ESOP Trust (the "ESOP Shares") by the ESOP Trustee on behalf of the ESOP hereunder or (y) the execution, delivery and performance of this Agreement and the other transactions contemplated hereby.

(iii)   There is not and has never been a loan between the ESOP or the ESOP Trust and any of the Company, the Bank or their respective Affiliates.

Section 4.12   Labor and Other Employment Matters.   Except as set forth on Schedule 4.12 of the Company Disclosure Schedule or in the Company SEC Filings filed prior to the date of this Agreement (i) each of the Company and its Subsidiaries is in substantial compliance with all federal, foreign, state or other applicable Law respecting employment and employment practices, terms and conditions of employment and wages and hours, and has not and is not engaged in any unfair labor practice as determined by the National Labor Relations Board ("NLRB"), (ii) no material unfair labor practice charge or complaint against the Company or any of its Subsidiaries is pending before the NLRB or an equivalent tribunal under applicable foreign Law, (iii) there is no labor strike, slowdown, stoppage or material labor dispute pending or, to the knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries, (iv) to the knowledge of the Company, no representation question exists respecting the employees of the Company or any of its Subsidiaries, (v) no collective bargaining agreement is currently being negotiated by the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries is or has been a party to a collective bargaining agreement, (vi) neither the Company nor any of its Subsidiaries is experiencing or has experienced any material labor difficulty during the last three years, (vii) no grievance or arbitration proceeding arising out of or under a collective bargaining agreement is pending and no claim thereunder exists or, to the Company's knowledge, is threatened with respect to the Company's or its Subsidiaries' operations, (viii) neither the Company nor any of its Subsidiaries has any Equal Employment Opportunity Commission charges or other claims of employment discrimination pending or, to the Company's best knowledge, currently threatened against the Company or any such Subsidiary, (ix) no wage and hour department investigation has been made of the Company or any of its Subsidiaries, (x) neither the Company nor any of its Subsidiaries had any occupational health and safety claims against the Company or any such Subsidiary, (xi) the Company and each of its Subsidiaries is in compliance in all material respects with the terms and provisions of the Immigration Reform and Control Act of 1986, as amended, and all related regulations promulgated thereunder (the "Immigration Laws") and (xii) there has been no "mass layoff" or "plant closing" by the Company as defined in the Federal Workers Adjustment Retraining and Notification Act ("WARN") or state Law equivalent, or any other mass layoff or plant closing that would trigger notice pursuant to WARN or state Law equivalent, within ninety (90) days prior to the Closing Date. To the knowledge of the Company the Company and its Subsidiaries have never been the subject of any inspection or investigation relating to its compliance with or violation of the Immigration Laws, nor have they been warned, fined or otherwise penalized by reason of any such failure to comply with the Immigration Laws, nor is any such proceeding pending or to the Company's knowledge, threatened. Except as set forth on Schedule 4.12 of the

Company Disclosure Schedule, there exist no employment, consulting, severance, indemnification agreements or deferred compensation agreements between the Company and any director, officer or employee of the Company or any agreement that would give any Person the right to receive any payment from the Company as a result the Company Merger or Bank Merger.

Section 4.13 <u>Transactions with Interested Persons</u>. Except as set forth on Schedule 4.13 of the Company Disclosure Schedule or in the Company SEC Filings filed prior to the date of this Agreement, no officer, director or employee of the Company or any of its Subsidiaries nor any member of the immediate family of any such officer, director or employee, is presently a party to any transaction with the Company or any of its Subsidiaries of the type or involving an amount that requires such transaction to be disclosed pursuant to Item 404 of Regulation S-K. Except as disclosed on Schedule 4.13 of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company has any transactions with affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act.

Section 4.14 <u>Material Contracts</u>. Except as set forth on Schedule 4.14 of the Company Disclosure Schedule or as set forth in the Company SEC Filings filed prior to the date of this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any contract that (a) is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K), (b) which imposes any non-competition, non-solicitation or similar covenants on the Company or any of its Subsidiaries (collectively, the "<u>Company Material Contracts</u>"), (c) which would prohibit or delay the consummation of the Company Merger or the Bank Merger or any of the other transactions contemplated by this Agreement, (d) which are material to the Company or are with any employee, officer or director of the Company, the Bank or any Subsidiary and contain a "change in control" or similar provision or (e) which includes mortgages or other grants of security interests, guarantees and notes, relating to the borrowing of money in an aggregate amount in excess of $3,000,000 for loans secured by real property or in excess of $1,000,000 as to all other loans in the aggregate. Each Company Material Contract is valid and binding on the Company or its applicable Subsidiary (as the case may be) that is a party thereto and each other party thereto, and is in full force and effect, and the Company or its Subsidiary that is a party thereto has performed all of its obligations required to be performed by it to the date hereof under each such Company Material Contract and to the Company's knowledge each other party to each Company Material Contract has in all respects performed all obligations required to be performed by it under such Company Material Contract, except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company. Neither the Company nor any of its Subsidiaries has received any written notice of any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract.

Section 4.15 <u>Litigation</u>. Except as and to the extent disclosed in the Company SEC Filings filed prior to the date of this Agreement or as set forth on Schedule 4.15 of the Company Disclosure Schedule, (a) there are no suits, claims, actions, proceedings or investigations pending or, to the Company's knowledge, threatened against the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries is obligated to indemnify a third party, the outcome of which reasonably would be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company and (b) neither the Company nor any of its Subsidiaries is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding. There is no suit, claim, action, proceeding or investigation pending or threatened against the Company or any of its Subsidiaries that, as of the date hereof, challenges the validity or propriety, or seeks to prevent consummation of, the Company Merger, the Bank Merger or any other transaction contemplated by this Agreement.

Section 4.16 Environmental Matters. Except as set forth on Schedule 4.16 of the Company Disclosure Schedule, (i) the Company and each of its Subsidiaries are in compliance with all applicable Environmental Laws, and have obtained, and are in compliance with, all Permits required of them under applicable Environmental Laws, (ii) there are no claims, proceedings, investigations or actions by any Governmental Entity or other Person or entity pending or to the Company's knowledge threatened against the Company or any of its Subsidiaries under any Environmental Law, (iii) no Company Property is subject to any Lien, or to any restriction on its ownership, use, occupancy or transferability, under any Environmental Law and (iv) to the knowledge of the Company there are no facts, circumstances or conditions (including the disposal of any wastes, hazardous substances or other materials, the existence of any contractual obligations, or any other matters in respect of the past or present business or operations of the Company or any of its Subsidiaries, or any predecessor of the Company or any of its Subsidiaries) that could reasonably be expected to give rise to any claim, proceeding or action against the Company or any of its Subsidiaries, or to any liability on the part of the Company or any of its Subsidiaries, under any Environmental Law.

Section 4.17 Intellectual Property.

(a) Schedule 4.17(a) of the Company Disclosure Schedule contains a complete list of all patents, patent applications, trademark and service mark registrations, applications for trademark and service mark registration, copyright registrations and applications for registration thereof, internet domain name registrations and other material Intellectual Property used or held for use by the Company or any of its Subsidiaries. To the extent indicated on such Schedule, the Intellectual Property listed on Schedule 4.17(a) of the Company Disclosure Schedule has been duly registered in, filed in or issued by the United States Patent and Trademark Office, the United States Copyright Office, or the named offices, if any, in any states of the United States or the appropriate offices of other jurisdictions, and each such registration, filing and issuance remains in full force and effect.

(b) Except as set forth on Schedule 4.17(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any license or agreement, whether as licensor, licensee or otherwise, with respect to any Intellectual Property. To the extent any Intellectual Property is used under license in the business of the Company and/or any of its Subsidiaries, no written notice of a default has been received by the Company or any of its Subsidiaries under any such license which remains uncured, and the execution, delivery or performance of the Company's obligations hereunder shall not result in such a default. Each such license agreement is a legal, valid and binding obligation of the Company and/or its Subsidiaries and to the Company's knowledge of each of the other parties thereto and is enforceable in accordance with the terms thereof.

(c)   The Company and/or its Subsidiaries owns the entire right, title and interest in and to, or is licensed to use, all of the Intellectual Property used in its business, free and clear of any Liens.   The Intellectual Property listed on Schedule 4.17(a) comprises substantially all of the Intellectual Property necessary to conduct the business of the Company and its Subsidiaries as currently conducted.   Neither the Company's nor any of its Subsidiaries' use of Intellectual Property infringes or misappropriates any third party rights. No material registered Intellectual Property has been canceled, abandoned or otherwise terminated, and all renewal and maintenance fees in respect thereof have been duly paid.   Except as listed on Schedule 4.17(c) there are no maintenance fees that must be paid within sixty (60) days after the Closing Date that, if not taken, will adversely affect any material registered Intellectual Property owned by the Company or any of its Subsidiaries.   The Company and its Subsidiaries have the exclusive right to file, prosecute and maintain all applications and registrations with respect to the Intellectual Property that is owned by the Company or any of its Subsidiaries.

(d)   Except as set forth on Schedule 4.17(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any written notice or claim from any Person challenging the right of the Company or any of its Subsidiaries to use any Intellectual Property.

(e)   Except as set forth on Schedule 4.17(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has made any claim in writing of a violation, infringement, misuse or misappropriation by any Person of its rights to, or in connection with, any Intellectual Property which claim is still pending.

(f)   Except as set forth on Schedule 4.17(f) of the Company Disclosure Schedule, there is no pending or, to the Company's knowledge, threatened proceedings, litigation or other adverse claims by any Person of a violation, infringement, misuse or misappropriation by the Company or any of its Subsidiaries of any Intellectual Property owned by any Person, or challenging the validity, enforceability, ownership or patentability of any Intellectual Property owned or claimed to be owned by the Company or any of its Subsidiaries. To the knowledge of the Company, neither the Company nor any of its Subsidiaries knows of any valid basis for any such claim.

(g)   Except as set forth on Schedule 4.17(g) of the Company Disclosure Schedule, the Company has not received written notice of any interferences, oppositions, or other contested proceedings, either pending or, to the Company's knowledge, threatened, in the United States Copyright Office, the United States Patent and Trademark Office, or any Governmental Entity relating to any pending application with respect to any Intellectual Property.

(h)   The Company and each of its Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all trade secrets and confidential proprietary information used or held for use in their respective businesses.

Section 4.18   Taxes.

Except as set forth on Schedule 4.18 of the Company Disclosure Schedule:

(a)   Tax Returns. The Company and each of its Subsidiaries has timely filed or caused to be timely filed or shall timely file or cause to be timely filed with the appropriate taxing authorities all returns, statements, forms and reports (including elections, declarations, disclosures, schedules, estimates and information Returns) for Taxes (the "Returns") that are required to be filed by, or with respect to, the Company and its Subsidiaries on or prior to the Closing Date. The Returns have accurately reflected and shall accurately reflect all liability for Taxes of the Company and each of its Subsidiaries for the periods covered thereby.

(b)   Payment of Taxes. All Taxes and Tax liabilities of the Company and its Subsidiaries for all taxable years or periods that end on or prior to the Closing Date and, with respect to any taxable year or period beginning prior to and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date ("Pre-Closing Period") have been or will, prior to the Closing, be timely paid in full or (x) with respect to taxable years or periods (or portions thereof) ending on or prior to date of the Company Balance Sheet, accrued and fully provided for in accordance with GAAP on the Company Balance Sheet and (y) with respect to tax periods (or portions thereof) beginning after the date of the Company Balance Sheet, accrued on the books and records of the Company and its Subsidiaries as of the Closing Date in accordance with GAAP or other applicable non-U.S. accounting standards and to the extent not paid when due (i) with respect to Taxes due on or prior to the date hereof, disclosed in writing to Acquiror prior to the date hereof and (ii) with respect to Taxes due after the date hereof, but on or prior to the Closing Date, disclosed in writing to Acquiror prior to the Closing Date.

(c)   Other Tax Matters. (i) Neither the Company nor any of its Subsidiaries has been the subject of any audit or other examination of Taxes by the tax authorities of any nation, state or locality and no such audit or other examination is pending or, to the Company's knowledge, contemplated, nor has the Company or any of its Subsidiaries received any notices from any taxing authority relating to any issue which could materially affect the Tax liability of the Company or any of its Subsidiaries.

(i)   Neither the Company nor any of its Subsidiaries has been included in any "consolidated," "unitary" or "combined" Return (other than Returns which include only the Company and any Subsidiaries of the Company) provided for under the Laws of any jurisdiction or any state or locality with respect to Taxes, for any taxable period for which the statute of limitations has not expired.

(ii)   All Taxes which the Company or any of its Subsidiaries is (or was) required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable.

(iii)   There are no tax sharing, allocation, indemnification or similar agreements or arrangements in effect as between the Company, any Subsidiary, or any predecessor or Affiliate of any of them and any other party under which Acquiror, the Company or any of its Subsidiaries could be liable for any Taxes or other claims of any party.

(iv)   No indebtedness of the Company or any of its Subsidiaries consists of "corporate acquisition indebtedness" within the meaning of Section 279 of the Code or bears interest that is otherwise nondeductible pursuant to Section 163 of the Code.

(v)   Neither the Company nor any of its Subsidiaries has applied for, been granted, or agreed to any accounting method change for which it shall be required to take into account any adjustment under Section 481 of the Code or any similar provision of the Code or the corresponding tax Laws of any nation, state or locality and neither the Company nor any of its Subsidiaries has any knowledge that the IRS or any other taxing authority has proposed or purported to require any such adjustment or change in accounting method, and the Company has no knowledge or belief that any such adjustment under Section 481 of the Code or the corresponding tax Laws of any nation, state or locality will be required of the Company or its Subsidiaries upon the completion of, or by reason of, the transaction contemplated by this Agreement.

(vi)   Neither the Company nor any of its Subsidiaries, as of the Closing Date, (w) has entered into an agreement or waiver or been requested to enter into an agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes of the Company or any of its Subsidiaries, (x) is presently contesting the Tax liability of the Company or any of its Subsidiaries before any Governmental Entity, (y) has granted any power-of-attorney related to Tax matters to any Person, or (z) has applied for and/or received a ruling or determination from a taxing authority regarding a past or prospective transaction of the Company or any of its Subsidiaries.

(vii)   Neither the Company nor any of its Subsidiaries is a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time during the five-year period ending on the date hereof.

(viii)   There are no material Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Taxes.

(ix)   Neither the Company nor any of its Subsidiaries is or has been a party to any agreement that would require the Company or any of its Subsidiaries to make any payment that would constitute an "excess parachute payment" for purposes of Sections 280G and 4999 of the Code or that would not be deductible pursuant to Section 162(m) of the Code.

(x)   No claim has ever been made by any taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is, or may be, subject to taxation by that jurisdiction.

(xi)   Neither the Company nor any of its Subsidiaries has engaged in a "confidential corporate tax shelter" within the meaning of Section 6111(d) of the Code and Treasury Regulations Section 301.6111-2, as in effect prior to the enactment of the American Jobs Creation Act of 2004, or a "reportable transaction" within the meaning of Treasury Regulation Section 1.6011-4(b).

(xii)   (y) There are no deferred intercompany transactions between the Company and any of its Subsidiaries or between its Subsidiaries and there is no excess loss account (within the meaning of Treasury Regulations Section 1.1502-19 with respect to the capital stock of the Company or any of its Subsidiaries) which will or may result in the recognition of income upon the consummation of the transaction contemplated by this Agreement, and (z) there are no other transactions or facts existing with respect to the Company and/or its Subsidiaries which by reason of the consummation of the transaction contemplated by this Agreement will result in the Company and/or its Subsidiaries recognizing income.

Section 4.19   Insurance. Schedule 4.19 of the Company Disclosure Schedule lists (i) all policies of liability, property, casualty and other forms of insurance owned or held by the Company and each of its Subsidiaries, copies of which have previously been made available to Acquiror and (ii) all material insurance claims filed by the Company or any of its Subsidiaries under such policies which have not been paid in full as of the date hereof and the amounts claimed thereunder. All such policies are in full force and effect, all premiums due and payable have been paid and no written notice of cancellation or termination has been received with respect to any such policy and all such policies, or predecessor policies covering similar risks, have been in full force and effect continuously during the past five years. No insurer has advised the Company or any of its Subsidiaries that it intends to materially reduce coverage or materially increase any premium under any such policy, or that coverage is not available (or that it will contest coverage) for any material claim made against the Company or any of its Subsidiaries.

Section 4.20   Properties.

(a)   Each of the Company and its Subsidiaries has good title to or a valid leasehold interest in all of its properties and assets except for (i) statutory Liens not yet delinquent which are being contested in good faith by appropriate proceedings, and Liens for Taxes not yet due, (ii) pledges of assets in the ordinary course of business to secure public deposits, (iii) defects and irregularities of title and encumbrances that do not materially impair the use thereof for the purposes for which they are held, (iv) mechanics', materialmen's, workmen's, repairmen's, warehousemen's, carriers' and other similar Liens arising in the ordinary course of business and (v) properties and assets the loss of which would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company.

(b)   Schedule 4.20 of the Company Disclosure Schedule contains a complete and correct list of (i) all real property or premises owned on the date hereof, in whole or in part by the Company or any of its Subsidiaries and all real property that the Company or any of its Subsidiaries is in the process of foreclosing (whether by judicial process or by power of sale) or otherwise in the process of acquiring title to, and all indebtedness secured by any encumbrance thereon, and (ii) all real property or premises leased or subleased in whole or in part by the Company or any of its Subsidiaries, together with a list of all applicable leases and the name of the lessor. None of such premises or properties have been condemned or otherwise taken by any public authority and no condemnation or taking is, to the Company's knowledge, threatened or contemplated and none thereof is subject to any claim, contract or Law which might affect its use or value for the purposes now made of it. None of the premises or properties of the Company or any of its Subsidiaries is subject to any current or potential interests of third parties or other restrictions or limitations that would impair or be inconsistent with the current use of such property by the Company or such Subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company.

(c)   Each of the leases referred to in the Company Disclosure Schedule is in full force and effect, and no party thereto is in default and no notice of a claim of default by any party has been delivered to the Company or applicable Subsidiary or is now pending, and there does not exist any event that with notice or the passing of time, or both, would constitute a default or excuse performance by any party thereto; *provided, however*, that with respect to matters relating to any party other than the Company or its Subsidiaries the foregoing representation is based on Company's knowledge.

(d)   Neither the Company nor any of its Subsidiaries owns any property due to, or in connection with, foreclosure proceedings.

Section 4.21   <u>Derivative Transactions</u>. Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company, all Derivative Transactions to which the Company or any of its Subsidiaries is a party were entered into in the ordinary course of business, consistent with safe and sound banking practices and regulatory guidance, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, as applicable. All of such Derivatives Transactions are legal, valid and binding obligations of the Company or a Subsidiary of the Company, as the case may be, enforceable in accordance with their terms (except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally), and are in full force and effect. The Company and each of its Subsidiaries that is a party to any such Derivative Transaction has duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued; and, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect with respect to the Company.

Section 4.22   <u>FDIC Offering Circular and Proxy Statement</u>. The information supplied by the Company in writing for inclusion or incorporation by reference in the FDIC Offering Circular shall not, at the time the FDIC Offering Circular is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement shall not, on (i) the date it is first mailed to the Company Shareholders, (ii) at the time when the Company Shareholders Meeting is held, and (iii) at the Company Merger Effective Time, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier Company communication with respect to the solicitation of proxies for the Company Shareholders Meeting which has become false or misleading. The Proxy Statement shall comply in all material respects as to form and substance with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Acquiror which is contained in or incorporated by reference in any of the foregoing documents.

Section 4.23   Opinion of Financial Advisor. The Company has received from Sandler O'Neill & Partners (the "Company Financial Advisor") its opinion, dated May 19, 2006 (the "Fairness Opinion"), to the effect that, as of such date and based on and subject to the matters set forth in the Fairness Opinion, the Exchange Ratio is fair, from a financial point of view, to the Company Shareholders.

Section 4.24   Brokers. Except for fees payable to the Company Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Company Merger or the Bank Merger based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.25   No Other Merger or Business Combination Agreements. Neither the Company nor the Bank has any legal obligation, absolute or contingent, to any Person, other than Acquiror, to sell, directly or indirectly, the Company or any of its Subsidiaries or to effect any merger, share exchange, consolidation, business combination, recapitalization, liquidation or other reorganization of the Company or any of its Subsidiaries or to enter into any agreement with respect thereto.

Section 4.26   Allowance For Loan Losses. The Allowance for Loan Losses of the Company and its Subsidiaries ("ALL") is, and shall be as of the Company Merger Effective Time, in compliance in all material respects with the Company's existing methodology for determining the adequacy of its ALL and is adequate as provided under the standards established by applicable Governmental Entities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

Section 4.27   Voting Agreements. The aggregate percentage of Company Shares beneficially owned by all of the Company Affiliated Shareholders is in excess of 42% of the aggregate number of issued and outstanding Company Shares. Each of the Company Affiliated Shareholders has, simultaneously with the execution and delivery of this Agreement, executed and delivered to Acquiror a Voting Agreement.

Section 4.28   No Brokered Deposits. The Bank does not have any "brokered deposits" as such deposits are defined by the FDIC.

Section 4.29   Member in Good Standing. The Bank is a member bank in good standing of the Federal Home Loan Bank of San Francisco.

Section 4.30   Loan Portfolio.

(a)   Neither the Company nor the Bank is a party to any written or oral (i) Loans, other than any Loan the unpaid principal balance of which does not exceed $250,000, under the terms of which the obligor was, as of March 31, 2006, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) as of the date hereof, Loan with any director, executive officer or Person which holds five percent (5%) or more of the Company Shares or any Person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing.   Schedule 4.30(a) of the Company Disclosure Schedule sets forth (x) all of the Loans in original principal amount in excess of $750,000 of the Company that as of March 31, 2006 that were classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest of each such Loan and the identity of the borrower thereunder, (y) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of the Company that as of March 31, 2006 were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category and (z) each asset of the Company that as of March 31, 2006 was classified as "Other Real Estate Owned" and the book value thereof.

(b)   Each Loan in original principal amount in excess of $250,000 (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

Section 4.31   Dissenting Shareholders. The Company has no knowledge of any plan or intention on the part of any of the Company Shareholders to make written demand for fair value of their Company Shares in the manner provided in Section 1300 of CGCL.

Section 4.32   BWC Real Estate. Other than its 51% ownership interest in BWC Mortgage Services and entering into the Joint Venture Agreement, BWC Real Estate has conducted no business, has not entered into any contracts or agreements, and has no employees or liabilities of any kind. There are no matters pertaining to BWC Real Estate that arise exclusively from the actions or agreements of BWC Real Estate that would result in the indemnification in Section 5 of the Dissolution Agreement not applying to BWC Real Estate, the Company and the Bank. All of the representations and warranties made by BWC Real Estate in the Dissolution Agreement are true and correct.

Section 4.33   Cumulative Breach. The breaches, if any, of the representations and warranties made by the Company in this Agreement that would occur if all references in such representations and warranties to phrases concerning materiality, including references to the qualification "Material Adverse Effect" were deleted, in the aggregate, have not had, do not have, and could not reasonably be expected to have, a Material Adverse Effect on the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Except as set forth in the disclosure schedule delivered by Acquiror to the Company prior to the execution of this Agreement (the "Acquiror Disclosure Schedule"), which identifies exceptions by specific Schedule references (provided that any information set forth in any one Schedule of the Acquiror Disclosure Schedule shall be deemed to apply to each other applicable Schedule thereof if its relevance to the information called for in such Schedule is reasonably apparent), Acquiror hereby represents and warrants to the Company and the Bank as follows:

Section 5.1   Organization and Qualification; Articles of Incorporation and Bylaws.

(a)   Acquiror is a chartered commercial bank duly organized and validly existing under the laws of the State of Nevada. Each of its Subsidiaries is duly incorporated and validly existing under the laws of the jurisdiction of its incorporation. Each of Acquiror and its Subsidiaries has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its respective properties and to carry on its business as it is now being conducted. Each of Acquiror and its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror.

(b)   The copies of Acquiror's Charter, as amended (the "Acquiror Charter"), and Bylaws, as amended (the "Acquiror Bylaws"), that are listed as exhibits to the Acquiror's Form 10-K for the year ended December 31, 2005 are complete and correct copies thereof as in effect on the date hereof. Acquiror is not in violation of any of the provisions of the Acquiror Charter or the Acquiror Bylaws.

Section 5.2   Capitalization

(a)   As of March 31, 2006, the authorized capital stock of Acquiror consists of (i) 75,000,000 Acquiror Shares, of which 26,613,344 shares are issued and outstanding excluding 2,052,041 shares issuable upon exercise of outstanding stock options and 220,000 shares issuable under the terms of Acquiror's deferred compensation plans and (ii) 500,000 shares of Acquiror preferred stock, of which 115,000 shares are issued and outstanding. The Acquiror Shares to be issued in the Company Merger are duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable.

(b)   Except as set forth in the Acquiror FDIC Filings, there are no (i) options, warrants or other rights, agreements, arrangements or commitments of any character to which the Acquiror is a party or by which the Acquiror is bound relating to the issued or unissued capital stock or other Equity Interests of the Acquiror, (ii) securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Acquiror to issue or sell any shares of its capital stock or other Equity Interests, or (iii) securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Acquiror.

Section 5.3   Subsidiaries. Acquiror has no Subsidiaries other than those listed in Exhibit 21.1 to Annual Report on Form 10-K as filed with the FDIC for its fiscal year ended December 31, 2005. Except as set forth in the Acquiror FDIC Filings and the convertible preferred stock owned by First Republic Preferred Capital Corporation, Acquiror owns all of the issued and outstanding shares of capital stock of each of its Subsidiaries, free and clear of any Liens and all of such shares have been validly issued and are fully paid and non-assessable. None of Acquiror's Subsidiaries has any arrangements or commitments obligating any of them to issue shares of any of its capital stock or any securities convertible into or having the right to purchase shares of any of its capital stock or that confers on the holders thereof the right to vote on any of the matters on which the holders of the common stock of such Subsidiaries are entitled to vote.

Section 5.4   Authority.   Acquiror has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Acquiror and the consummation by Acquiror of the transactions contemplated hereby have been duly and validly authorized by action of the Acquiror Board and no other corporate action or proceedings on the part of Acquiror is necessary to authorize its execution and delivery of this Agreement or its consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Acquiror and, assuming the due authorization, execution and delivery hereof by the Company and the Bank, constitutes a valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equitable principles (regardless of whether such enforceability is considered in equity or at Law).

Section 5.5   No Conflict; Required Filings and Consents.

(a)   The execution and delivery of this Agreement by Acquiror does not, and the performance of this Agreement by Acquiror will not, (i) conflict with or violate any provision of the Acquiror Charter or Acquiror Bylaws or any equivalent organizational documents of any of its Subsidiaries, (ii) conflict with or violate any Law applicable to the Acquiror or any of its Subsidiaries or by which any property or asset of the Acquiror or any of its Subsidiaries is bound or affected (assuming that all consents, approvals, authorizations and permits described in Section 5.5(b) have been obtained and all filings and notifications described in Section 5.5(b) have been made and any waiting periods thereunder have terminated or expired) or (iii) to Acquiror's knowledge, require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Acquiror or any of its Subsidiaries pursuant to any Contract to which Acquiror or any of its Subsidiaries is a party or to which Acquiror or any of its Subsidiaries or any of their respective assets are subject, or any Acquiror Permit or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, losses, defaults or failures to obtain any consents or approvals or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror.

(b)   Except for such filings, authorization or approvals as may be set forth on Schedule 5.5(b) of the Acquiror Disclosure Schedule (collectively, the "Acquiror Required Governmental Approvals"), the execution and delivery of this Agreement by Acquiror does not, and the performance of this Agreement by Acquiror will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror.

Section 5.6   Litigation. Except as disclosed in the Acquiror FDIC Filings or as set forth on Schedule 5.6 of the Acquiror Disclosure Schedule, (a) there are no suits, claims, actions, proceedings or investigations pending or, to the Acquiror's knowledge, threatened against the Acquiror, or for which the Acquiror or any of its Subsidiaries is obligated to indemnify a third party, the outcome of which reasonably would be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Acquiror and (b) neither the Acquiror nor any of its Subsidiaries is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Acquiror. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Acquiror, threatened against the Acquiror or any of its Subsidiaries that, as of the date hereof, challenges the validity or propriety, or seeks to prevent consummation of, the Company Merger, the Bank Merger or any other transaction contemplated by this Agreement as to which there is a reasonable possibility of an adverse determination which, if adversely determined would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect with respect to Acquiror.

Section 5.7   Compliance With Law.

(a)   Each of the Acquiror and its Subsidiaries is in possession of the Acquiror Permits and all such Acquiror Permits are valid and in full force and effect and, to the knowledge of the Acquiror, no suspension or cancellation of any of them is threatened, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Acquiror Permits would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Acquiror.

(b)   None of Acquiror or any of its Subsidiaries is in default or violation of any Acquiror Permits or any Laws applicable to Acquiror or any of its Subsidiaries or by which any property or asset of Acquiror or any of its Subsidiaries is bound or affected, except in each case for any such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror.

Section 5.8   FDIC Filings; Financial Statements; Regulatory Reports.

(a)   Acquiror has timely filed with the FDIC all reports, schedules, forms, and other documents and filings required to be filed by it under the Exchange Act since January 1, 2004 (collectively, including those filed or furnished subsequent to the date of this Agreement, the "Acquiror FDIC Filings"). Each Acquiror FDIC Filing as of the time it was filed, complied in all material respects with the requirements of the Exchange Act and the regulations promulgated thereunder and (ii) did not at the time it was filed (or if subsequently amended or superseded by an Acquiror FDIC Filings then on the date of such subsequent filing), contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)   Acquiror's consolidated financial statements (including, in each case, any notes thereto) contained in the Acquiror FDIC Filings were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) or, in the case of interim consolidated financial statements, where information and footnotes contained in such financial statements are not required to be in compliance with GAAP), and in each case such consolidated financial statements fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of Acquiror and the consolidated Subsidiaries of Acquiror as of the respective dates thereof and for the respective periods covered thereby (subject, in the case of unaudited statements, to normal year-end adjustments which were not and which are not expected to be, individually or in the aggregate, material to Acquiror and its consolidated Subsidiaries taken as a whole).

(c)   Except as and to the extent set forth on the consolidated balance sheet of Acquiror and its consolidated Subsidiaries as of December 31, 2005 (the "Acquiror Balance Sheet"), since January 1, 2006 neither Acquiror nor any of its consolidated Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP consistently applied, except for liabilities or obligations (i) that, in the aggregate, are adequately provided for in the Acquiror Balance Sheet, (ii) incurred in the ordinary course of business since January 1, 2006 that would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror, or (iii) incurred or provided for in this Agreement.

(d)   Acquiror is in compliance with the applicable listing and corporate governance rules and regulations of the NYSE, except where the failure to be in such compliance would not have, individually or in the aggregate, a Material Adverse Effect with respect to Acquiror. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC (including extensions of credit pursuant to Regulation O), since the enactment of the Sarbanes-Oxley Act, neither Acquiror nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of Acquiror.

(e)   Each required form, report and document containing financial statements that Acquiror has filed with or furnished to the FDIC since January 1, 2004 was accompanied by the certifications required to be filed or furnished by Acquiror's chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act, and at the time of filing or submission of each such certification, such certification (i) was true and accurate and complied in all material respects with the Sarbanes-Oxley Act, (ii) did not contain any qualifications or exceptions to the matters certified therein, except as otherwise permitted under the Sarbanes-Oxley Act, and (iii) has not been modified or withdrawn. Neither Acquiror nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, content, form or manner of filing or furnishing of such certifications. As of the end of the period covered by the most recently filed periodic report under the Exchange Act, Acquiror's disclosure controls and procedures (as defined in Sections 13a-15(e) and 15d-15(e) of the Exchange Act) were effective to provide reasonable assurance that material information, relating to Acquiror and its consolidated Subsidiaries, required to be included in any of the Acquiror FDIC Filings, were made known to Acquiror management, including its chief executive officer and chief financial officer, respectively, on a timely basis.

(f)   Each of Acquiror and its Subsidiaries has filed all material documents and reports relating to each of Acquiror and its Subsidiaries required to be filed with Regulatory Authorities. All such reports conform in all material respects with the requirements promulgated by such Regulatory Authorities and as of their respective dates, such documents and reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 5.9   Regulatory Matters.   Except as set forth in the Acquiror FDIC Filings, neither Acquiror nor any of its Subsidiaries (i) is, directly or indirectly, party or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority or (ii) has been advised by, or has any knowledge of facts which are reasonably expected to give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission. Except as set forth on Schedule 5.9 of the Acquiror Disclosure Schedule or as set forth in the Acquiror FDIC Filings, all compliance or corrective action relating to Acquiror or any of its Subsidiaries required by Regulatory Authorities having jurisdiction over Acquiror or any of its Subsidiaries has been taken, except where the failure to have taken any such action is not expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Acquiror. Each of Acquiror and its Subsidiaries has paid all assessments made or imposed by and required to have been heretofore paid to any Regulatory Authority.

Section 5.10   Absence of Certain Changes or Events.   Since January 1, 2006, except as specifically contemplated by, or as disclosed in, this Agreement or as set forth in the Acquiror FDIC Filings, there has not been any Material Adverse Effect with respect to Acquiror or an event or development that would, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror.

Section 5.11   Taxes.

Except as set forth in the Acquiror FDIC Filings:

(a)   Tax Returns. Acquiror and each of its Subsidiaries has timely filed or caused to be timely filed or shall timely file or cause to be timely filed with the appropriate taxing authorities all Returns that are required to be filed by, or with respect to, Acquiror and its Subsidiaries on or prior to the Closing Date. The Returns have accurately reflected and shall accurately reflect all liability for Taxes of Acquiror and each of its Subsidiaries for the periods covered thereby.

(b)   Payment of Taxes. All Taxes and Tax liabilities of Acquiror and its Subsidiaries for all taxable years or periods that end on or prior to the Closing Date and, with respect to any taxable year or period beginning prior to and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date have been or will, prior to the Closing, be timely paid in full or (x) with respect to taxable years or periods (or portions thereof) ending on or prior to date of the Acquiror Balance Sheet, accrued and fully provided for in accordance with GAAP on the Acquiror Balance Sheet and (y) with respect to tax periods (or portions thereof) beginning after the date of the Acquiror Balance Sheet, accrued on the books and records of Acquiror and its Subsidiaries as of the Closing Date in accordance with GAAP or other applicable non-U.S. accounting standards and to the extent not paid when due (i) with respect to Taxes due on or prior to the date hereof, disclosed in writing to the Company prior to the date hereof and (ii) with respect to Taxes due after the date hereof, but on or prior to the Closing Date, disclosed in writing to the Company prior to the Closing Date.

Section 5.12   Derivative Transactions. Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror, all Derivative Transactions to which Acquiror or any of its Subsidiaries is a party were entered into in the ordinary course of business, consistent with safe and sound banking practices and regulatory guidance, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Acquiror and its Subsidiaries, as applicable. All of such Derivatives Transactions are legal, valid and binding obligations of Acquiror or a Subsidiary of Acquiror, as the case may be, enforceable in accordance with their terms (except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally), and are in full force and effect. Acquiror and each of its Subsidiaries that is a party to any such Derivative Transaction has duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued; and, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect with respect to Acquiror.

Section 5.13   FDIC Offering Circular and Proxy Statement. If Acquiror files the FDIC Offering Circular, the information supplied by Acquiror for inclusion or incorporation by reference in the FDIC Offering Circular, shall not, at the time it is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements included therein, in light of the circumstances under which they were made, not misleading. The information supplied by Acquiror for inclusion or incorporation by reference in the Proxy Statement shall not, on (i) the date or dates it is first mailed to the Company Shareholders, (ii) at the time or times when the Company Shareholders Meeting are held, and (iii) at the Company Merger Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading, or omit to state any material fact necessary to correct any statement in an earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting which has become false or misleading. Notwithstanding the foregoing, Acquiror makes no representation or warranty with respect to any information supplied by the Company or the Bank which is contained in, or furnished in connection with the preparation of, or incorporated by reference in, any of the foregoing documents.

Section 5.14   No Brokers. Except for fees payable to Morgan Stanley, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement.

ARTICLE VI

MUTUAL COVENANTS OF THE PARTIES

Section 6.1   Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, so as to enable the parties to consummate, as soon as practicable, the Company Merger and the other transactions contemplated hereby which are required to be performed prior to or at the Company Merger Effective Time, including the satisfaction of the conditions set forth in this Agreement and the termination or cancellation of those agreements that Acquiror identifies as desirable to terminate or cancel prior to the Closing Date, and the parties shall cooperate fully with each other to that end.

Section 6.2   Preparation of FDIC Offering Circular and Proxy Statement.

(a)   The Company and Acquiror shall prepare the Proxy Statement. The Company shall file the Proxy Statement with the SEC, using its commercially reasonable efforts to cause such Proxy Statement to be filed with the SEC no later than 30 days following the date of this Agreement. Copies of the Proxy Statement shall be provided by the Company to NASDAQ in accordance with its rules. If required or deemed desirable by Acquiror, Acquiror shall prepare and file the FDIC Offering Circular with the FDIC. For and in connection with the preparation and filing of the FDIC Offering Circular and Proxy Statement:

(i)   The Company shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of NASDAQ;

(ii)   The parties shall otherwise cooperate with each other in connection with the preparation of, the FDIC Offering Circular and the Proxy Statement, including providing such information about itself and its Subsidiaries as the other party may reasonably request for inclusion or incorporation in the FDIC Offering Circular or the Proxy Statement, as the case may be; and

(iii)   The Company shall notify Acquiror of the receipt of (A) any comments from the SEC on the Proxy Statement or (B) any requests by the SEC for any amendments or supplements thereto or for additional information, and shall promptly provide to Acquiror copies of all correspondence between the Company or any of its representatives and advisors, on the one hand, and the SEC, on the other hand.

(b)   Each of the parties further agrees that if any party shall become aware prior to the Company Merger Effective Time of any information furnished by such party that would cause any of the statements in the FDIC Offering Circular (if filed) or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the FDIC Offering Circular (if filed) or the Proxy Statement, as the case may be.

(c)   Except as may be required by applicable Law, no amendment or supplement to the Proxy Statement shall be made without the approval of both the Acquiror and the Company, which approval shall not be unreasonably withheld or delayed. Each party shall advise the other, promptly after it receives notice thereof, of the issuance of any stop order, or the suspension of the qualification of the Acquiror Shares or the Company Shares, as applicable, for offering or sale in any jurisdiction.

(d)   The Company shall mail the Proxy Statement to the Company Shareholders in sufficient time to enable the Company Shareholders Meeting to be held at the time or times set forth in Section 7.4.

Section 6.3   Appropriate Actions; Consents; Filings.

(a)   The parties shall use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise in order to consummate and make effective the transactions contemplated by this Agreement that are intended to be consummated prior to the Company Merger Effective Time as promptly as practicable hereafter, (ii) obtain from any Governmental Entity any Required Government Approvals required to be obtained or made by the Company or Acquiror or any of their respective Subsidiaries, or to avoid or cause to be withdrawn or terminated, without prejudice to the parties, any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Company Merger and the Bank Merger as contemplated hereby, and (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement, the Company Merger and the Bank Merger required under (A) the BHCA, (B) the California Financial Code, (C) the Federal Deposit Insurance Act (D) the Exchange Act, and any other applicable federal or state securities Laws, and (E) any other applicable Law; *provided*, *however*, that the Company and Acquiror shall cooperate with each other in connection with the preparation and making of all such filings, including, if requested and subject to applicable laws regarding the exchange of information by providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith provided that the reviewing party agrees to act reasonably and as promptly as practicable; *provided further*, *however,* that any initial filings with Governmental Entities (other than the FDIC Offering Circular) shall be made by Acquiror as soon as reasonably practicable after the execution hereof but, provided that the Company has cooperated as described above, in no event later than 60 Business Days after the date hereof; and *provided further*, that nothing in this Section 6.3(a) shall require the expenditure of money by Acquiror or the Company to a third party in exchange for any such consent (other than filing or processing fees). The Company and Acquiror shall furnish to each other all information reasonably required for any application or other filing under applicable Law in connection with the transactions contemplated by this Agreement.

(b)   The parties shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, reasonable best efforts to obtain any third party consents, (i) necessary, proper or advisable to consummate the transactions contemplated in this Agreement or (ii) disclosed in the Company Disclosure Schedule or the Acquiror Disclosure Schedule, as applicable; *provided further*, that nothing in this Section 6.3(b) shall require the expenditure of money by Acquiror or the Company to a third party in exchange for any such consent. In the event that either party shall fail to obtain any such third party consent, that party shall use its reasonable best efforts, and shall take any such actions reasonably requested by the other party, to minimize any adverse effect on the consummations of the Company Merger, the Bank Merger, the Company and Acquiror, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Company Merger Effective Time, from the failure to obtain such consent.

Section 6.4   Public Announcements. The parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation and review by the other party of such release or statement, or without the prior consent of the other parties, which shall not be unreasonably withheld; *provided, however*, that a party may, without the prior consent of the other parties, issue such press release or make such public statement as may be required by applicable Law or by any listing agreement with a national securities exchange or automated quotation system to which Acquiror or any Affiliate of Acquiror or, as the case may be, the Company is a party, if it has used all commercially reasonable efforts to consult with the other parties and to obtain such party's consent, but has been unable to do so in a timely manner.

Section 6.5   Tax Treatment of the Company Merger and the Bank Merger. The parties intend that each of the Company Merger and the Bank Merger be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and the parties hereby adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The parties and their Subsidiaries, respectively, both before and after the Company Merger Effective Time and the Bank Merger Effective Time, shall (i) use reasonable best efforts to cause either the Company Merger and the Bank Merger to so qualify, (ii) refrain from taking any action that would reasonably be expected to cause either the Company Merger or the Bank Merger to fail to so qualify and (iii) take the position for all purposes that the Company Merger and the Bank Merger so qualify.

Section 6.6   Notification of Certain Matters. Each of the parties shall give prompt notice to the other of any fact, event or circumstance that becomes known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to the Company or Acquiror, or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. Each of the parties shall give prompt notice to the other parties hereof of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

Section 6.7   Antitrust Laws.

(a) Each party shall (i) take promptly all actions necessary to make the filings required of it or any of its Affiliates under any applicable Antitrust Laws in connection with this Agreement and the transactions contemplated hereby, (ii) comply at the earliest practicable date with any formal or informal request for additional information or documentary material received by it or any of its Affiliates from any Antitrust Authority and (iii) cooperate with one another in connection with any filing under applicable Antitrust Laws and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement initiated by any Antitrust Authority.

(b)   Each party shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law. Without limiting the generality of the foregoing, "commercially reasonable efforts" shall include:

(i)   in the case of each of Acquiror and the Company:

(A)   filing with the appropriate Antitrust Authorities no later than the fifth (5th) day following the date hereof a Notification and Report Form with respect to the transactions contemplated by this Agreement; and

(B)   if Acquiror or the Company receives a formal request for additional information or documentary material from an Antitrust Authority, substantially complying with such formal request within sixty (60) days following the date of its receipt thereof or such; and

(c)   in the case of each of the Acquiror or the Company, subject to the other Person's compliance with clause (i) above, not frustrating or impeding the other Person's strategy or negotiating positions with any Antitrust Authority.

(d) Each party shall promptly inform the other parties of any material communication made to, or received by such party from, any Antitrust Authority or any other Governmental Entity regarding any of the transactions contemplated hereby.

Section 6.8 Control of the Company's Business. Nothing contained in this Agreement shall give Acquiror, directly or indirectly, the right to control or direct the Company's or the Bank's operations prior to the Company Merger Effective Time. Prior to the Company Merger Effective Time, each of the parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 6.9 Takeover Statutes. Each of the Company, the Company Board, the Acquiror and the Acquiror Board shall, if any takeover statute or similar statute or regulation of any state becomes or may become applicable to this Agreement, the Company Merger, the Bank Merger or the other transactions contemplated by this Agreement, grant such approvals and take such commercially reasonable actions as are necessary to ensure that the Company Merger, the Bank Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement, the Company Merger, the Bank Merger and the other transactions contemplated by this Agreement.

ARTICLE VII

COVENANTS OF THE COMPANY AND THE BANK

Section 7.1 Access to Information Concerning Properties and Records. During the period commencing on the date hereof and ending on the earlier of (i) the Closing Date and (ii) the date on which this Agreement is terminated pursuant to Section 10.1, the Company and the Bank shall, and shall cause each of their Subsidiaries to, upon reasonable notice, afford Acquiror and its employees, counsel, accountants, consultants and other authorized representatives, reasonable access during normal business hours to the officers, directors, employees, accountants, properties, books, records and technology of the Company, the Bank and their Subsidiaries (except for financial or other materials pertaining to strategic discussions with other potential acquirors or matters relating thereto) in order that they may have the opportunity to make such investigations as they shall desire of the affairs of the Company, the Bank and their Subsidiaries, including the right to attend any of the weekly deposit pricing meetings of the Bank; *provided, however*, that such investigation shall not affect the representations and warranties made by the Company or the Bank in this Agreement. Each of the Company and the Bank shall furnish promptly to Acquiror (x) a copy of each form, report, schedule, statement, registration statement and other document filed by it or its Subsidiaries during such period pursuant to the requirements of United States federal or state securities Laws or pursuant to any Regulatory Authority and (y) all other information concerning its or its Subsidiaries' business, properties and personnel as Acquiror may request. Each of the Company and the Bank agrees to cause its officers and employees to furnish such additional financial and operating data and other information and respond to such inquiries as Acquiror shall from time to time request.

Section 7.2 <u>Conduct of the Business of the Company and the Bank Pending the Closing Date</u>. Each of the Company and the Bank agree that, except as expressly required by this Agreement or by Law or otherwise consented to in writing by Acquiror, during the period between the date of this Agreement and ending at the earlier of (x) the Bank Merger Effective Time and (y) the termination of this Agreement pursuant to Section 10.1:

(a) Each of the Company, the Bank and each of their Subsidiaries shall conduct their respective operations only according to their ordinary and usual course of business consistent with past practice and shall use their commercially reasonable efforts to preserve intact their respective business organizations, keep available the services of their officers and employees and maintain satisfactory relationships with clients, customers, licensors, suppliers, distributors and others having significant business relationships with them; and

(b) neither the Company, the Bank nor any of their Subsidiaries shall:

(i) make any change in or amendment to its Certificate of Incorporation or its Bylaws (or comparable governing documents);

(ii) other than the BWC Real Estate Sale in accordance with Section 7.7, sell, pledge or dispose of or agree to sell, pledge or dispose of any stock or other equity interest owned by it or issue or sell, or authorize to issue or sell, any shares of its capital stock or any other securities, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any arrangement or contract with respect to the issuance or sale of, any shares of its capital stock or any other securities, or make any other changes in its capital structure, except for any issuance by the Company of Company Shares pursuant to the terms of any vested Company Options;

(iii) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets (including Intellectual Property and any Company Property) of the Company or of the Bank (including deposits), except pursuant to existing contracts or commitments or the sale or purchase of goods or the pledge of securities in the ordinary course of business consistent with past practice;

(iv) other than regular quarterly dividends on Company Shares of no more than $0.10 per Company Share and except as permitted by Section 3.6, declare, pay or set aside any dividend or other distribution or payment with respect to, or split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock or its other securities;

(v) terminate, cancel or request any change in, or agree to any change in, or waive any material rights or claims under or enter into any Material Contract or any Contract that calls for aggregate annual payments of $25,000 or more and which is not terminable at will or with 30 days or less notice without payment of a premium or penalty, other than loans and loan participations in the ordinary course of business and consistent with past practice and in accordance with this Section 7.2(b);

(vi)   acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any Person, or otherwise acquire any assets of any Person (other than the purchase of assets in the ordinary course of business and consistent with past practice);

(vii)   except to the extent required under existing employee and director benefit plans, and including salary increases and payments of bonuses in accordance with the ordinary course of business and consistent with past practices of the Bank, agreements or arrangements in effect on the date of this Agreement, increase the compensation or fringe benefits of any of its directors, officers or employees, or grant any severance or termination pay not currently required to be paid under existing severance plans, or enter into any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of the Company, the Bank or any of their Subsidiaries, or establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

(viii)   make any loan, loan commitment, letter of credit, commitment to issue a letter of credit or renewal or extension thereof to any Person which would, when aggregated with all outstanding loans, commitments for loans or renewals or extensions thereof made to such Person and any affiliate or immediate family member of such Person, without submitting complete loan package information customarily submitted to the Company Board, the Bank Board or the Board of Directors of any applicable Subsidiary or the loan committee of the Company, the Bank or applicable Subsidiary in connection with obtaining approval of such action to the chief credit officer of Acquiror for review; *provided, further,* that for loans that exceed $5,000,000 as to loans secured by real property and $3,000,000 as to other loans, Acquiror will have the right of review with a right of comment at least two (2) full Business Days prior to taking such action and if Acquiror objects in writing to such loan or loan commitment or renewal or extension thereof prior to the end of such second Business Day, the Company, the Bank or applicable Subsidiary shall obtain the approval of a majority of the members of the Company Board, the Bank Board or the Board of Directors of the applicable Subsidiary or the loan committee, as the case may be, prior to making such loan or loan commitment or renewal or extension thereof;

(ix)   except as required by applicable Law or the FRB, FDIC or CDFI, (A) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (B) fail to follow in any material respect its existing policies or practices with respect to managing its exposure to interest rate and other risk or (C) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

(x)   change its investment securities portfolio policy or the manner in which the portfolio is classified or reported; or invest in any mortgage-backed or mortgage-related securities which would be considered "high-risk" securities under applicable regulatory pronouncements;

(xi)   take any action or omit to take any action that may result, individually or in the aggregate with any other actions or omissions, in a material violation of the Bank Secrecy Act, the anti-money laundering laws and regulations or the policies and procedures of the Company, the Bank or any of their Subsidiaries with respect to the foregoing;

(xii)   hire any Person as an employee of the Company, the Bank or any of their Subsidiaries or promote any employee, except (A) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 4.11 or 4.12 of the Company Disclosure Schedule, (B) persons hired to fill any vacancies arising after the date hereof and whose employment is terminable at the will of the Company or applicable Subsidiary upon and after the consummation of the Company Merger or Bank Merger, as the case may be, and (C) any Person hired to fill a newly created position with the Company, the Bank or applicable Subsidiary if such Person's base salary and any guaranteed bonus, in each case considered on an annual basis, will not exceed $75,000 during his or her first year of employment;

(xiii)   accelerate the payment of any material liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice or accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits;

(xiv)   agree to the settlement of or waive any material claim or litigation;

(xv)   forgive any loans to directors, officers or employees of the Company, the Bank or any of their Subsidiaries;

(xvi)   except to the extent permitted by Section 6.4 or required by Law or by any listing agreement with NASDAQ to which the Company is a party, issue any press release or otherwise make any public announcements without prior consultation and review by, and consent (which consent shall not be unreasonably withheld) of, Acquiror;

(xvii)   except as required by applicable Law or changes to GAAP, make any material change in its method of accounting;

(xviii)   adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company, the Bank or any of their Subsidiaries (other than the Company Merger or the Bank Merger) or any agreement relating to an Acquisition Proposal, except as expressly permitted in Section 7.3;

(xix)   incur any indebtedness for borrowed money or issue any debt securities or trust preferred securities, other than deposits, federal funds borrowings and borrowings from the Federal Home Loan Bank of San Francisco in the ordinary course of business consistent with past practice other than borrowings by BWC Mortgage Services in the ordinary course of business, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person for borrowed money;

(xx)   materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plan are made or the basis on which such contributions are determined, except as may be required by GAAP, ERISA or the express terms of any such plan;

(xxi)   pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (A) of any such claims, liabilities or obligations in the ordinary course of business and consistent with past practice or (B) of claims, liabilities or obligations reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) contained in the Company SEC Filings;

(xxii)   plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company, the Bank or their Subsidiaries; *provided, however*, that routine employee terminations for cause shall not be considered subject to this clause (xxii);

(xxiii) (A) take any action, engage in any transaction or enter into any agreement which would cause any of the representations or warranties set forth in Article IV that are subject to, or qualified by, a "Material Adverse Effect", "material adverse change" or other materiality qualification to be untrue as of the Company Merger Effective Time, or any such representations and warranties that are not so qualified to be untrue as of such time in any material respect or (B) purchase or acquire, or offer to purchase or acquire, any Company Shares or other shares of the Company;

(xxiv) take any action, including the adoption of any shareholder-rights plan or amendments to its Certificate of Incorporation or Bylaws (or comparable governing documents), which would, directly or indirectly, restrict or impair the ability of Acquiror to vote or otherwise to exercise the rights and receive the benefits of a shareholder with respect to securities of the Company that may be acquired or controlled by Acquiror, or which would permit any shareholder to acquire securities of the Company on a basis not available to Acquiror in the event that Acquiror were to acquire any Company Shares;

(xxv)   file or cause to be filed any amended Returns or claims for refund of Taxes; or (A) prepare any Return in a manner which is materially inconsistent with the past practices of the Company or a Subsidiary, as the case may be, with respect to the treatment of items on such Returns, (B) incur any material liability for Taxes other than in the ordinary course of business, or (C) enter into any settlement or closing agreement with a taxing authority that materially affects or may materially affect the Tax liability of the Company or a Subsidiary, as the case may be, for any period ending after the Closing Date;

(xxvi) fail to maintain with financially responsible insurance companies insurance on its tangible assets, its businesses and key man life policies in such amounts and against such risks and losses as are consistent in all material respects with past practice;

(xxvii) make any capital expenditures other than capital expenditures in the ordinary and usual course of business consistent with past practice in amounts not exceeding $10,000 individually or $50,000 in the aggregate;

(xxviii) take any action that would adversely affect or delay the ability of the Company, the Bank or Acquiror to perform any of their respective material obligations in a timely basis under this Agreement or have a Material Adverse Effect with respect to the Company;

(xxix) enter into, amend, modify or renew any agreement related to information technology or support without the prior written approval of the chief information officer of Acquiror; or

(xxx) agree, in writing or otherwise, to take any of the foregoing actions.

Section 7.3   No Solicitation of Other Offers.

(a)   The Company shall and shall cause the Bank and any of its or their Affiliates and any of its and their respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants and other agents immediately to, cease any discussions or negotiations with any other Person or Persons that may be ongoing with respect to any Acquisition Proposal. The Company will not and will cause the Bank and its and their Affiliates, and any of its or their respective officers, directors or employees, representatives, consultants, investment bankers, attorneys, accountants or other agents not to take, any action (i) to encourage, solicit, initiate or facilitate, directly or indirectly, the making or submission of any Acquisition Proposal, (ii) to enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal, or to agree to approve or endorse any Acquisition Proposal or enter into any agreement, arrangement or understanding that would require the Company or the Bank to abandon, terminate or fail to consummate the Company Merger, the Bank Merger or any other transaction contemplated by this Agreement, (iii) to initiate or participate in any way in any discussions or negotiations with, or furnish or disclose any information to, any Person (other than Acquiror) in connection with any Acquisition Proposal, (iv) to facilitate or further in any other manner any inquiries or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (v) to grant any waiver or release under any standstill, confidentiality or similar agreement entered into by the Company or any of its Affiliates or representatives; *provided, however*, that prior to obtaining the Required Company Vote (but in no event after obtaining the Required Company Vote), the Company, in response to an unsolicited Acquisition Proposal that did not result from a breach of this Section 7.3(a) and otherwise in compliance with its obligations under Section 7.3(c), may participate in discussions with or furnish information to, any Person (other than Acquiror) which makes such unsolicited Acquisition Proposal if (A) such action is taken subject to a confidentiality agreement with terms taken as a whole not more favorable to such third party than the terms of the

Company Confidentiality Agreement (as in effect on the date hereof) and (B) after consultation with independent financial advisors, and after receiving written advice from outside nationally recognized legal counsel to the Company, a majority of the members of the entire Company Board reasonably determines in good faith by resolution that such Acquisition Proposal is a Superior Proposal and that it is necessary to take such actions in order to comply with the fiduciary duties of the Company Board under applicable Law. Without limiting the foregoing, Acquiror and the Company agree that any violation of the restrictions set forth in this Section 7.3(a) by any Affiliate, officer, director, employee, representative, consultant, investment banker, attorney, accountant or other agent of the Company, the Bank or any of their Affiliates, whether or not such Person is purporting to act on behalf of the Company, the Bank or any of their Affiliates, shall constitute a breach by the Company of this Section 7.3(a). The Company shall enforce, to the fullest extent permitted under applicable Law, the provisions of any standstill, confidentiality or similar agreement entered into by the Company or any of their Affiliates or representatives including, but not limited to, where necessary obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

(b)   Neither the Company Board nor any committee thereof shall (i) withdraw, modify or amend, or propose to withdraw, modify or amend, in a manner adverse to Acquiror, the Company Board Recommendation, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) resolve to do any of the foregoing; *provided, however*, that the Company may recommend to the Company Shareholders an Acquisition Proposal and, in connection therewith, withdraw or modify its approval or recommendation of the Company Merger or Bank Merger if (w) the Company has complied with its obligations under Section 7.3(a) and (c), (x) the Acquisition Proposal is a Superior Proposal, (y) all the conditions to the Company's right to terminate this Agreement in accordance with Section 10.1(e)(i) have been satisfied (including the expiration of the five (5) Business Day period described therein and the payment of all amounts required pursuant to Section 10.2) and (z) simultaneously with such withdrawal, modification or recommendation, this Agreement is terminated in accordance with Section 10.1(e)(i). Nothing in this Section 7.3 shall prohibit the Company or the Company Board from taking a position with respect to an Acquisition Proposal by a third party and disclosing it to the Company Shareholders to the extent required under Rule 14e-2 of the Exchange Act.

(c)   In addition to the obligations of the Company set forth in paragraph (a), on the date of receipt or occurrence thereof, the Company shall advise Acquiror of any request for information with respect to any Acquisition Proposal or of any Acquisition Proposal, or any inquiry, proposal, discussions or negotiation with respect to any Acquisition Proposal, the terms and conditions of such request, Acquisition Proposal, inquiry, proposal, discussion or negotiation and the Company shall, within one (1) day of the receipt thereof, promptly provide to Acquiror copies of any written materials received by the Company in connection with any of the foregoing, and the identity of the Person making any such Acquisition Proposal or such request, inquiry or proposal or with whom any discussion or negotiation are taking place. The Company shall keep Acquiror fully informed of the status and material details (including amendments or proposed amendments) of any such request or Acquisition Proposal and keep Acquiror fully informed as to the material details of any information requested of or provided by the Company and as to the details of all discussions or negotiations with respect to any such request,

Acquisition Proposal, inquiry or proposal, and shall provide to Acquiror within one (1) Business Day of receipt thereof all written materials received by the Company with respect thereto. The Company shall promptly provide to Acquiror any non-public information concerning the Company, the Bank or any of their Subsidiaries provided to any other Person in connection with any Acquisition Proposal which was not previously provided to Acquiror.

(d) The Company shall immediately request each Person which has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any portion thereof to return all confidential information heretofore furnished to such Person by or on behalf of the Company, and the Company shall use its commercially reasonable efforts to have such information returned.

Section 7.4 <u>Company Shareholder Meeting and Approval</u>. Subject to Section 6.2, the Company shall seek and shall use its best efforts to obtain the Required Company Vote, in accordance with the applicable provisions of the Company Certificate and Company Bylaws, the CGCL and this Agreement, at a duly called and noticed meeting of the Company Shareholders to be held for the purpose of voting to adopt this Agreement (the "<u>Company Shareholders Meeting</u>") and the Company Board shall (i) recommend adoption of this Agreement and the approval of the Company Merger and the Bank Merger by the Company Shareholders (the "<u>Company Board Recommendation</u>"), (ii) solicit and use its best efforts to obtain such adoption and approval, and (iii) not withdraw, amend or modify in any manner adverse to Acquiror the Company Board Recommendation or take any other action or make any public statement in connection with the Company Shareholders Meeting inconsistent with the Company Board Recommendation (collectively "<u>Change in Company Board Recommendation</u>"), subject to Section 7.3. Notwithstanding any Change in Company Board Recommendation, this Agreement shall be submitted to the Company Shareholders at the Company Shareholders Meeting for the purpose of approving this Agreement, the Company Merger and the Bank Merger and nothing contained in Section 7.3 or this Section 7.4 shall relieve the Company of such obligation. Subject to Section 6.2, the Company shall use its best efforts to cause the Company Shareholders Meeting to be held on the first date as is reasonably practicable after the date hereof or such other date as the parties shall mutually agree. In addition, during the term of this Agreement, the Company shall not submit to the vote of the Company Shareholders any Acquisition Proposal other than the Company Merger or the Bank Merger.

Section 7.5 <u>Pre-Closing Adjustments</u>. At or before the Company Merger Effective Time, the Company shall make such accounting entries or adjustments as Acquiror shall direct as a result of its on-going review of the Company, the Bank and their Subsidiaries (including its review of the information provided to it pursuant to Section 7.1) or in order to implement its plans following the Closing or to reflect expenses and costs related to the Company Merger and the Bank Merger; *provided, however,* that unless the adjustment would otherwise be required by applicable Law, or by regulatory accounting principles ("<u>RAP</u>") and GAAP applied on a basis consistent with the financial statements of the Company and the Bank (as the case may be), (a) the Company shall not be required to take such actions more than one (1) day prior to the Company Merger Effective Time or prior to the time Acquiror agrees in writing that all of the conditions to its obligation to effect the consummation of the Company Merger and the Bank Merger as set forth in Articles IX have been satisfied or waived and each of the approvals in Section 9.1(e) have been received, and (b) no such adjustment shall (i) violate any Law applicable to the Company, the Bank or Acquiror, (iii) be materially disadvantageous to the Company or the Bank if the Company Merger and the Bank Merger were not consummated or (iv) constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished Company Financial Statements or information and shall not be construed as a concurrence of the Company or its management with any such adjustments.

Section 7.6   Human Resources Issues. Prior to making any written or oral communications to the directors, officers or employees of the Company or the Bank, the Company will consult in good faith with Acquiror regarding the nature and content of any formal presentation of the transactions contemplated by this Agreement to employees of the Company or the Bank and will include an Acquiror representative in any group presentation or any formal group meeting at which the transaction is explained or discussed, under an arrangement that is mutually satisfactory to the parties. Each of the Company and the Bank agrees to work in good faith with Acquiror to facilitate the timely and accurate dissemination of information to employees regarding matters related to the transactions contemplated by this Agreement in such a manner as to cause minimal disruption of the business of each of the Company and the Bank and each of its relationships with its employees and to facilitate the transition of such relationships to Acquiror or its Subsidiaries, as the case may be.

Section 7.7   BWC Real Estate Sale. In consultation with Acquiror, the Company shall take all such actions as may be necessary to, sell the joint venture interest of BWC Real Estate in BWC Mortgage Services prior to the Company Merger Effective Time upon terms and pursuant to documentation satisfactory to Acquiror ("BWC Real Estate Sale"). The Company shall, immediately after the BWC Real Estate Sale, take all steps necessary to effectuate the liquidation and dissolution of BWC Real Estate, to Acquiror's satisfaction, and prepare and file the certificate of dissolution of BWC Real Estate with the California Secretary of State and obtain tax clearance for such dissolution from the California Franchise Tax Board.

Section 7.8   ESOP.

(a)   Independent ESOP Trustee. Prior to the Closing Date, the Company shall appoint a bank or trust company that is independent of the Company, the Bank and their respective Affiliates to serve as ESOP Trustee (the "Independent ESOP Trustee"). The Independent ESOP Trustee shall take any and all actions necessary in accordance with applicable Law and the terms of the governing documents of the ESOP and the ESOP Trust to solicit approval by the Participants (as such term is defined in the ESOP) of this Agreement and the transactions contemplated hereby. The Independent ESOP Trustee shall not recommend disapproval of this Agreement and the transactions contemplated hereby, and the Independent Trustee shall take all reasonable action to solicit Participant direction on voting all Company Shares owned by the ESOP Trust. The Independent ESOP Trustee shall vote any and all Company Shares owned by the ESOP pursuant to the terms of the governing documents of the ESOP, the ESOP Trust and applicable Law. Acquiror shall be entitled to review and comment on any materials to be provided to the Participants with respect to such solicitation and approval.

The Independent ESOP Trustee shall cooperate with all actions taken pursuant to Sections 7.4 and 7.6, to the extent they relate to the ESOP and/or the Participants.

(b) <u>ESOP Amendment and Termination</u>. Prior to the Closing Date, the Company and the Company Board shall take, or cause to be taken, any and all actions, including amendment of the ESOP and, as necessary, the agreement establishing the ESOP Trust and adoption of appropriate resolutions of the Company Board, to provide that: (i) the ESOP shall be terminated immediately prior to the Company Merger Effective Time; *provided*, *however*, that, unless Acquiror otherwise determines in writing, distributions under the ESOP by reason of such termination shall only be offered to Participants following receipt of a favorable determination letter from the IRS with respect to such termination of the ESOP; (ii) at the Company Merger Effective Time, the ESOP Trustee shall cause the ESOP Trust to repay the ESOP Loans, if any, (as defined in the ESOP) to the extent that the assets in the Suspense Account (as defined in the ESOP) resulting from the disposition of the Company Shares held therein are sufficient for such purpose, and the Company shall pay and satisfy in full any balance of the ESOP Loans remaining unpaid after such payment by the ESOP Trust; (iii) the individual account of each Participant under the ESOP (the "<u>Individual Account</u>") shall be fully vested and nonforfeitable no later than as of the Company Merger Effective Time; (iv) any net proceeds in the Suspense Account resulting from the disposition of the Company Shares held therein and repayment of the ESOP Loans will be immediately allocated to the Individual Accounts according to the ratio of the balance of each such Participant's Individual Account compared to the total balance of all Individual Accounts; (v) the ESOP shall, after the Company Merger Effective Time, no longer be designated an "employee stock ownership plan" (as defined in Section 4975 of the Code); (vi) the ESOP shall, after the Company Merger Effective Time, no longer permit distributions to the Participants in the form of "qualifying employer securities" (as defined in Section 407 of ERISA); (vii) the ESOP shall, after the Company Merger Effective Time, require that the entire balance of a Participant's account be distributable in cash; (viii) the Company Board shall inform the Participants prior to the Company Merger Effective Time of such actions as required by the governing documents of the ESOP, the ESOP Trust and applicable Law; and (ix) unless Acquiror otherwise requests in writing, the ESOP shall be amended to comply with all applicable laws, including any recent changes to the Code. At the Closing, the Company shall provide to Acquiror (A) executed resolutions of the Company Board authorizing termination of the Plan and, as appropriate, the actions required by the foregoing provisions of this Section 7.8(b) and (B) an executed amendment to the ESOP to provide for (x) compliance with all applicable requirements of the Code so that the tax-qualified status of the ESOP will be maintained at the time of such termination and (y) compliance with the requirements of this Agreement.

(c) <u>No ESOP Contributions</u>. The Company shall not accrue for or make any contribution to the ESOP for the ESOP plan year 2006 following the date of this Agreement.

Section 7.9 <u>Fee Schedule and Estimate</u>. At least five (5) Business Days prior to the Company Merger Effective Time, the Company shall provide to Acquiror a schedule (the "<u>Fee Schedule</u>") that sets forth (i) fees and expenses for all services rendered to the Company or to the Bank by their respective attorneys, accountants, investment bankers and other advisors and agents ("<u>Advisors</u>") solely in connection with the transactions contemplated by this Agreement ("<u>Professional Fees</u>") paid up to the date of the Fee Schedule and (ii) an estimate, based on information the Company is able, in the exercise of its reasonable efforts, to obtain from those

Advisors, of the remaining Professional Fees the Company anticipates will be incurred by it or the Bank up to the Company Merger Effective Time. The Company shall use its reasonable best efforts to cause final bills or estimates of final bills for all Professional Fees indicated in clause (ii) of the immediately preceding sentence to be submitted to the Company by its Advisors at least five (5) Business Days prior to the Company Merger Effective Time and, based upon such final bills or estimates of such final bills, the Company shall pay all Professional Fees in full prior to the Company Merger Effective Time and shall provide Acquiror with written evidence to such effect prior to the Company Merger Effective Time. The Company agrees to provide Acquiror with the opportunity to review all invoices, bills and estimates relating to such Professional Fees.

Section 7.10 Closing Financial Statements. At least five (5) Business Days prior to the Company Merger Effective Time, the Company shall provide Acquiror with the Company's unaudited consolidated balance sheet presenting the financial condition of the Company and its Subsidiaries as of the close of business on the last day of the last month ended prior to the Company Merger Effective Time (the "Closing Balance Sheet Date") and the Company's unaudited consolidated statement of income for the period January 1, 2006 through the close of business on the Closing Balance Sheet Date (the "Closing Financial Statements"); *provided, however*, that if the Company Merger Effective Time has been scheduled to occur on or before the fifth (5th) Business Day of a calendar month, the Company shall have provided such Closing Financial Statements as of and through the end of the second (2nd) month immediately preceding the Company Merger Effective Time and, in that event, the Closing Balance Sheet Date, shall be the last day of such second month immediately preceding the Company Merger Effective Time and the related statement of income will be for the period from January 1, 2006 to the such Closing Balance Sheet Date. The Company shall prepare the Closing Financial Statements that, except as hereinafter provided in this Section 7.10, shall in all material respects be in accordance with GAAP for unaudited interim financial information and such Company Financial Statements shall contain all adjustments (consisting principally of normal recurring adjustments and accruals) necessary to present fairly, in all material respects, the consolidated balance sheet, and operating results of the Company and its Subsidiaries as of and for the period ended on the Closing Balance Sheet Date. Such Closing Financial Statements shall also reflect accruals for all Professional Fees incurred or expected to be incurred (whether or not doing so is in accordance with GAAP) and shall be accompanied by a certificate of the Company's Chief Financial Officer, dated as of the Company Merger Effective Time, to the effect that such financial statements meet the requirements of this Section 7.10.

Section 7.11 Filings. The Company will timely file all Company SEC Filings. The Company and the Bank will timely file all material documents and reports relating to the Company, the Bank and their Subsidiaries required to be filed with the FRB, the FDIC, the CDFI or any other Regulatory Authority. All such filings with Regulatory Authorities and the Company SEC Filings will conform in all material respects with the requirements promulgated by such Regulatory Authority or the SEC, as applicable, and as of their respective dates, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 7.12 Non-USRPHC Certificate. The Company and each of its Subsidiaries shall furnish to Acquiror, on or before the Closing Date, a certificate stating that it is not a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

Section 7.13 Stockholder Litigation. The Company shall promptly advise Acquiror orally and in writing of any stockholder litigation against the Company and/or its directors relating to this Agreement, the Company Merger, the Bank Merger or the transactions contemplated hereby and shall keep Acquiror fully informed regarding any such stockholder litigation. The Company shall give Acquiror the opportunity to participate in the defense of any such stockholder litigation and shall not settle any such litigation without consultation with, and due consideration of the views and advice of, Acquiror.

ARTICLE VIII
COVENANTS OF ACQUIROR

Section 8.1 Reservation and Issuance of Acquiror Shares. Acquiror shall reserve and make available for issuance in connection with the Company Merger and in accordance with the terms of this Agreement the Acquiror Shares. All Acquiror Shares, when issued and delivered pursuant to and in accordance with the terms of this Agreement will be duly authorized, validly issued, fully paid and nonassessable and free of all Liens.

Section 8.2 NYSE. Acquiror shall cause the Acquiror Shares that will be issued in the Company Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Company Merger Effective Time.

Section 8.3 Directors' and Officers' Insurance.

(a) The Certificate of Incorporation and the Bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company Certificate and Company Bylaws as in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Company Merger Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Company Merger Effective Time were directors or officers of the Company, unless such modification is required by Law.

(b) For a period of six (6) years from the Company Merger Effective Time, the Surviving Corporation shall either (i) maintain in effect the Company's current directors' and officers' liability insurance coverage level covering those Persons who are currently covered on the date of this Agreement by the Company's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to Acquiror) (the "Indemnified Parties"); *provided, however*, that in no event shall the cost of such insurance coverage in any one year exceed an amount equal to one hundred and fifty percent (150%) of the cost currently paid by the Company for such insurance, which the Company represents and warrants to be $32,808 for the twelve (12) month period ending on June 1, 2006; *provided, further, however*, that if the cost of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; (ii) the

Surviving Corporation may substitute for such Company policies other policies with at least the same coverage containing terms and conditions which are no less advantageous, and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Company Merger Effective Time; or (iii) cause the Acquiror's, directors' and officers' liability insurance then in effect to cover the Indemnified Parties with respect to those matters covered by the Company's directors' and officers' liability insurance policy. The Company shall cooperate with and assist the Surviving Corporation in purchasing such policy, including without limitation, by obtaining pricing quotes from the Company's current insurance carrier.

(c)   Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 8.3, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Surviving Corporation thereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Company Merger Effective Time), (i) the Surviving Corporation shall have the right, from and after the Company Merger Effective Time, to assume the defense thereof (with counsel engaged by the Surviving Corporation to be reasonably acceptable to the relevant Indemnified Party), and the Surviving Corporation shall not be liable to such Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, (ii) such Indemnified Party shall cooperate in the defense of any such matter and (iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent; *provided, however,* that the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

Section 8.4   Advisory Board. Acquiror will establish, after the Effective Time, an Advisory Board that will advise solely on the expansion of business (and not on loan approval, audit reports or any other transactional activities) in the region in which the Company and the Bank currently operate. The Advisory Board will include the Key Employees, a majority of the current directors of the Company Board, the current chief executive officer and the current chief operating officer of the Company (for an initial term of at least one year). Members of the Advisory Board will meet in Contra Costa County, California, once a quarter, and will be compensated for meetings attended.

ARTICLE IX

CONDITIONS PRECEDENT

Section 9.1   Conditions Precedent to Each Party's Obligation to Effect the Company Merger and Bank Merger. The respective obligations of each party to effect the Company Merger and the Bank Merger are subject to the satisfaction or waiver (subject to applicable Law), at or prior to the Company Merger Effective Time, of each of the following conditions:

(a)   Approval of Company's Shareholders. This Agreement shall have been adopted by the Required Company Vote at the Company Shareholders Meeting;

(b)   Injunction. No temporary restraining order, preliminary or permanent injunction or other order shall have been issued by any federal, state or foreign court or by any Governmental Entity, and no other legal restraint or prohibition preventing the consummation of the Company Merger or the Bank Merger shall be in effect;

(c)   Statutes. No federal, state or non-United States statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or Governmental Entity which prohibits, restrains, restricts or enjoins the consummation of the Company Merger or the Bank Merger or has the effect of making either the Company Merger or the Bank Merger illegal;

(d)   Antitrust Laws. The waiting periods (and any extensions thereof) applicable to the consummation of the Company Merger and the Bank Merger under applicable Antitrust Laws shall have expired or been terminated;

(e)   Required Governmental Approvals. The Company Required Governmental Approvals and Acquiror Required Governmental Approvals shall have been obtained and in full force and effect and any and all applicable waiting periods (and any extensions thereof) shall have been expired or terminated; and

(f)   Listing of Acquiror Shares. The Acquiror Shares to be issued in the Company Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 9.2   Conditions Precedent to Company's Obligation to Effect the Company Merger and the Bank Merger. The obligations of the Company and the Bank to effect the Company Merger and the Bank Merger are subject to the satisfaction or waiver (subject to applicable Law) by the Company and Bank, at or prior to the Company Merger Effective Time, of each of the following conditions:

(a)   Representations and Warranties. The representations and warranties of Acquiror set forth in this Agreement shall have been true and correct in all respects when made, and as of the Closing as if made as of the Closing, except that any such representations and warranties that expressly relate to a specified date shall be true and correct as of such date; *provided, however,* that this condition precedent shall be deemed to have been satisfied if the failure of any such representations and warranties (without giving effect to any qualifications as to materiality, "Material Adverse Effect" and similar terms and phrases contained therein) to be true and correct individually or in the aggregate has not resulted in or constituted, and would not be reasonably expected to have, a Material Adverse Effect with respect to Acquiror. The Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Acquiror by its chief financial officer, certifying to such effect;

(b)   Performance. Acquiror shall have performed in all material respects all of its agreements and covenants in this Agreement, required to be performed by it on or prior to the Company Merger Effective Time. The Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Acquiror by its Chief Financial Officer, certifying to such effect; and

(c)   Tax Opinion. The Company shall have received an opinion of outside counsel (which may be counsel to Acquiror), subject to assumptions and exceptions normally included, in form and substance reasonably satisfactory to the Company, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, which are consistent with the state of facts existing at the Effective Time, the Company Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned on the receipt of tax representation letters from Acquiror and the Company which letters shall be in such form and substance as may reasonably be required by the recipient's counsel. Each such tax representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the date of such opinion.

Section 9.3   Conditions Precedent to Acquiror's Obligation to Effect the Company Merger and the Bank Merger. The obligation of Acquiror to effect the Company Merger and the Bank Merger is subject to the satisfaction or waiver (subject to applicable Law) by Acquiror, at or prior to the Company Merger Effective Time, of each of the following conditions:

(a)   Representations and Warranties. The representations and warranties of the Company and the Bank set forth in this Agreement shall have been true and correct in all respects when made, and as of the Closing as if made as of the Closing, except that any such representations and warranties that expressly relate to a specified date shall be true and correct as of such date; *provided, however,* that this condition precedent shall be deemed to have been satisfied if the failure of any such representations and warranties (without giving effect to any qualifications as to materiality, "Material Adverse Effect" and similar terms and phrases contained therein) to be true and correct individually or in the aggregate has not resulted in or constituted, and would not be reasonably be expected to have, a Material Adverse Effect with respect to the Company. Acquiror shall have received a certificate, dated as of the Company Merger Effective Time, signed on behalf of the Company by its Chief Financial Officer, certifying to such effect. Acquiror shall also have received a certificate, dated as of the Bank Merger Effective Time, signed on behalf of the Bank by its chief financial officer, certifying to such effect; and

(b)   Performance; No Material Adverse Effect. Each of the Company and the Bank shall have performed in all material respects all of its agreements and covenants in this Agreement, required to be performed by it on or prior to the Company Merger Effective Time. There shall not have been since January 1, 2006 a Material Adverse Effect with respect to the Company. Acquiror shall have received a certificate, dated as of the Closing Date, signed on behalf of the Company by its Chief Financial Officer, certifying to such effects. Acquiror shall also have received a certificate, dated as of the Bank Merger Effective Time, signed on behalf of the Bank by its chief financial officer, certifying to such effects.

(c)   Consents. The Company shall have obtained each of the consents listed on Schedule 4.6(a) of the Company Disclosure Schedule;

(d)   Tax Opinion. Acquiror shall have received an opinion of its counsel, subject to assumptions and exceptions normally included, in form and substance reasonably satisfactory to Acquiror, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, which are consistent with the state of facts existing at the Effective Time, each of the Company Merger and the Bank Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned on the receipt of tax representation letters from Acquiror, the Company and the Bank, which letters shall be in such form and substance as may reasonably be required by the recipient's counsel. Each such tax representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the date of such opinion;

(e) Director's Resignations. Acquiror shall have received the written resignation of each director of the Company, the Bank and its Subsidiaries (in such director's capacity as a director of the Company, the Bank and its Subsidiaries), effective as of the Effective Time;

(f) Sale of BWC Real Estate. The BWC Real Estate Sale shall have been consummated in accordance with Section 7.7;

(g) Termination of Partnership Marketing Agreement. The Company shall have terminated, without any on-going obligation or liability, that certain Partnership Marketing Agreement entered into between the Bank and First National Bank of Omaha dated June 1, 2005, as amended;

(h) Key Employees. Each of the Key Employees shall have entered into an employment agreement with, and on terms satisfactory to, Acquiror that shall be in full force and effect;

(i) Dissenting Shares. The Dissenting Shares shall not exceed 5% of the Company Shares;

(j) ESOP Compliance and Opinion. The Independent ESOP Trustee shall have complied with all provisions of the governing documents of the ESOP, the ESOP Trust and applicable Law necessary for the consummation of the transactions contemplated hereby;

(k) Independent ESOP Trustee Action. The Independent ESOP Trustee shall not have recommended to the Participants disapproval of this Agreement and the transactions contemplated hereby. On or prior to the Closing Date, the Company shall have delivered to Acquiror evidence satisfactory to Acquiror that the condition set forth in this Section 9.3(k) has been satisfied;

(l) ESOP Counsel Opinion. Acquiror shall have received from counsel for the ESOP (acceptable to Acquiror), an opinion dated the Closing Date, that the Company and the Independent ESOP Trustee have complied with all provisions of the governing documents of the ESOP, the ESOP Trust, and applicable Law, including ERISA and the Code, with respect to all covenants set forth herein, including (i) that the Company has amended the ESOP in a manner that satisfies all legal requirements in connection with the termination of the ESOP, (ii) that the Company Board has duly adopted a resolution terminating the ESOP as of the Company Merger

Effective Time, and (iii) that the vote on this Agreement and the transactions contemplated hereby was administered in accordance with the terms of the ESOP and applicable Law;

(m)   Retiring Employees. Each of the employees listed on Exhibit C shall have entered into a non-solicitation and non-compete agreement with, and on terms reasonably satisfactory to, Acquiror that shall be in full force and effect; and

(n)   Bank Employee Retention Plan. The Bank Employee Retention Plan shall have been revised to Acquiror's satisfaction.

ARTICLE X

TERMINATION AND ABANDONMENT

Section 10.1 Termination.   This Agreement may be terminated and the transactions contemplated hereby may be abandoned, at any time prior to the Company Merger Effective Time, whether before or after approval of the Company Merger and the Bank Merger by the Company Shareholders:

(a)   By mutual written consent of Acquiror and the Company;

(b)   By written notice of either Acquiror or the Company, if the Company Merger Effective Time shall not have occurred on or before January 1, 2007 (the "Termination Date"); *provided*, *however*, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement shall have been a principal reason for or a principal cause of the failure of the Company Merger Effective Time to occur on or before such date;

(c)   By written notice of either Acquiror or the Company, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and non-appealable;

(d)   By written notice of either Acquiror or the Company, if the Company Shareholders fail to approve the adoption of this Agreement and the Company Merger and Bank Merger by the Required Company Vote (and Acquiror does not otherwise have a right of termination under Section 10.2(f));

(e)   By written notice of the Company, if:

(i)   an Acquisition Proposal that is a Superior Proposal is received and a majority of the members of the entire Company Board reasonably determines in good faith (after receiving advice of outside nationally recognized legal counsel to the Company and independent financial advisors), that it is necessary to terminate this Agreement and enter into an agreement to effect the Superior Proposal in order to comply with the fiduciary duties of the Company Board under applicable Law; *provided, however*, that the Company may not terminate this Agreement pursuant to this Section 10.1(e)(i) unless and until

(w) five (5) Business Days have elapsed following delivery to Acquiror of a written notice of such determination by the Company Board and during such five (5) Business Day period the Company has fully cooperated with Acquiror, including informing Acquiror of the terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal, and has engaged in good faith negotiations (including by making its officers, directors and its financial and legal advisors reasonably available to negotiate) to amend this Agreement to reflect any revised proposal by Acquiror so that the transactions contemplated hereby may be effected and the Company Board may continue to recommend the adoption of this Agreement and the approval of the Company Merger and the Bank Merger ("Revised Acquiror Proposal"),

(x) at the end of such five (5) Business Day period, and after taking into account any Revised Acquiror Proposal, the Acquisition Proposal continues to constitute a Superior Proposal, and a majority of the members of the entire Company Board (after receiving advice of outside nationally recognized legal counsel to the Company and independent financial advisors) continues to reasonably determine in good faith that it is necessary to terminate this Agreement and enter into an agreement to effect the Superior Proposal in order to comply with the fiduciary duties of the Company Board under applicable Law and

(y) if a Revised Acquiror Proposal has been made, and such Acquisition Proposal has been modified or amended prior to the Company Board's re-determination above, the Company Board has (A) first notified Acquiror of the revised terms and conditions of such Acquisition Proposal and the identity of the Person making such Acquisition Proposal, (B) second established a deadline, and notified Acquiror and the Person making such Acquisition Proposal thereof, to occur not less than three (3) nor more than seven (7) Business Days after giving such notice, for the submission of final proposals from both Acquiror and such Person and (C) within seven (7) Business Days after such deadline, has again reasonably determined in good faith (after receiving advice of outside nationally recognized legal counsel to the Company and independent financial advisors) that such Acquisition Proposal remains a Superior Proposal and has notified Acquiror of such determination; and

(z)   (A) prior to such termination, Acquiror has received the Termination Fee in immediately available funds and (B) simultaneously or substantially simultaneously with such termination the Company enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal; or

(ii)   (x) there shall be a breach of any representation or warranty of Acquiror in this Agreement that would give rise to the failure of the condition precedent set forth in Section 9.2(a) or (y) there shall be a material breach by Acquiror of any of its covenants or agreements contained in this Agreement; and which breach, in the case of

(x) or (y) either is not reasonably capable of being cured or, if it is reasonably capable of being cured, has not been cured within ten (10) days after the Company or the Bank giving written notice to the Acquiror of such breach; *provided, however*, that the Company and the Bank may not terminate this Agreement pursuant to this Section 10.1(e)(ii) if the Company or the Bank is in material breach of this Agreement.

(f)   By written notice of Acquiror, if:

(i)   the Company Board shall have: (A) failed to make the Company Board Recommendation or withdrawn, or adversely modified or changed, or resolved to withdraw or adversely modify or change, the Company Board Recommendation; (B) approved or recommended, or resolved to approve or recommend, to the Company Shareholders an Acquisition Proposal other than that contemplated by this Agreement; (C) entered into, or resolved to enter into, any agreement with respect to an Acquisition Proposal; or (D) recommended that the Company Shareholders tender their shares in any tender offer or exchange offer that is commenced other than by Acquiror or an Affiliate of Acquiror; or

(ii)   the Company, any of its Subsidiaries or any of their respective Representatives shall have materially breached Section 7.3; or

(iii)   (x) there shall be a breach of any representation or warranty of the Company or the Bank in this Agreement that would give rise to the failure of the condition precedent set forth in Section 9.3(a) or (y) there shall be a material breach by the Company or the Bank of any of its covenants or agreements contained in this Agreement; and which breach, in the case of (x) or (y) either is not reasonably capable of being cured or, if it is reasonably capable of being cured, has not been cured within ten (10) days after Acquiror giving written notice to the Company of such breach; *provided, however*, that Acquiror may not terminate this Agreement pursuant to this Section 10.1(f)(iii) if Acquiror is in material breach of this Agreement.

Section 10.2   Effect of Termination.

(a)   Survival. In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and of no effect except that the provisions of this Section 10.2 and Section 6.4, and the entirety of Article XI shall survive any termination of this Agreement pursuant to Section 10.1.

(b)   Company Termination Fee. The Company shall pay Acquiror a termination fee in the aggregate amount of (x) Seven Million Dollars ($7,000,000) plus (y) the aggregate amount of fees and expenses including all reasonable legal, financial and accounting fees, incurred by Acquiror in connection with the negotiating, drafting and carrying out the terms of this Agreement and the transactions contemplated hereby, in the manner and at the time set forth in Section 10.2(c), in the event that this Agreement is terminated as follows:

(i)   If Acquiror shall terminate this Agreement pursuant to Section 10.1(f)(i) or (ii);

(ii)   If the Company shall terminate this Agreement pursuant to Section 10.1(e)(i); or

(iii)   In the event that (A) an Acquisition Proposal involving the Company shall have been publicly announced, commenced or otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal involving the Company, (B) thereafter this Agreement is terminated by either Acquiror or the Company pursuant to (x) Section 10.1(b) for failure of the Company Merger to be consummated by the date specified therein and such failure is the result of the knowing action or inaction of the Company or (y) Section 10.1(d) for failure of the Company Shareholders to approve the adoption of this Agreement, and (c) within twelve (12) months of the termination of this Agreement, the Company enters into or consummates an Acquisition Proposal with respect to the Company.

The Company shall pay Acquiror a termination fee in the aggregate amount of (x) Two Million Dollars ($2,000,000) plus (y) the aggregate amount of fees and expenses including all reasonable legal, financial and accounting fees, incurred by Acquiror in connection with the negotiating, drafting and carrying out the terms of this Agreement and the transactions contemplated hereby, in the manner and at the time set forth in Section 10.2(c) in the event that the Acquiror terminates this Agreement pursuant to Section 10.1(f)(iii).

The termination fees described above in this Section 10.2(b) are herein referred to as the "Termination Fee". Payment of the Termination Fee to Acquiror, pursuant to this Section 10.2(b), shall be the sole and exclusive liability of the Company to and the sole remedy of Acquiror for any termination of this Agreement as set forth in paragraphs (i), (ii) and (iii) of this Section 10.2(b), or the actions, events, occurrences or circumstances giving rise to any such termination, except in the case of a termination for material breach of Section 7.3 in which case the Company Termination Fee shall not be the sole remedy available to Acquiror and Acquiror shall be entitled to pursue all remedies to which it is entitled at Law or in equity, and as provided in Section 10.2(d).

(c)   Payment of Termination Fee. If the Termination Fee becomes payable pursuant to Section 10.2(b), that Fee shall be paid by wire transfer of immediately available funds to an account designated by Acquiror, within three (3) Business Days after termination of this Agreement in the case of a termination described in paragraph 10.2(b)(i) or within three (3) Business Days after the consummation of the Acquisition Transaction in the case of a termination set forth in paragraph 10.2(b)(iii), and prior to termination of this Agreement in the case of a termination described in paragraph of 10.2(b)(ii). The Company acknowledges that the agreements contained in this Section 10.2 are an integral part of the transactions contemplated by this Agreement, and that without such agreements Acquiror would not have entered into this Agreement, and that such amounts are liquidated damages and do not constitute a penalty. If the Company fails to promptly pay Acquiror the amounts due under this Section 10.2 within the time period specified herein, the Company shall pay all costs and expenses (including attorneys' fees) incurred by Acquiror in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with the interest as required under Section 10.2(f).

(d)   Effect of Termination pursuant to Section 10.1(e) or 10.1(f). Notwithstanding anything to the contrary that may be contained in Section 10.2(b), if this Agreement is terminated by Acquiror as provided in Section 10.1(f)(iii) or by the Company as provided in Section 10.1(e)(ii), and the event that entitled such party (the "Terminating Party") to terminate this Agreement pursuant to Section 10.1(f)(iii) or 10.1(e)(ii), as the case may be, was a willful and material breach by the other party (a "Breaching Party") of any representation, warranty or covenant of such Breaching Party set forth in this Agreement, the Terminating Party shall have all rights and remedies available to it under this Agreement or at Law to recover from the Breaching Party in addition to any Termination Fee that may be payable hereunder, all damages, losses, costs and expenses that the Terminating Party incurs by reason of such willful and material breach by the Breaching Party and the resulting termination of this Agreement.

(e)   Effect of Other Terminations. No party shall have any liability of any kind or nature to the other parties by reason of any termination of this Agreement pursuant to Section 10.1 or the action, events, occurrences or circumstances that caused this Agreement to be terminated, except as and to the extent provided in this Article X. In no event and under no circumstance shall any officer, director, shareholder, employee or independent contractor of any party have any liability whatsoever to the other parties by reason of any termination of this Agreement or the action, events, occurrences or circumstances that caused this Agreement to be terminated.

(f)   Payments. All payments that a party becomes obligated to make to the other party pursuant to Section 10.2(b) or 10.2(d) shall be made by wire transfer of immediately available funds to an account designated by Acquiror or the Company, as applicable, when due. If a party obligated to make such payment (a "Payor Party") fails to pay any such amount when payment thereof is due to the other party, the unpaid amount shall bear interest at the prime rate of interest printed in *The Wall Street Journal* on the date such payment was required to be made until it is paid in full and the other party shall be entitled to recover such accrued interest and its costs and expenses (including reasonable attorneys' fees and expenses) incurred in its efforts to collect such amount from the Payor Party (whether or not litigation is instituted).

ARTICLE XI

MISCELLANEOUS

Section 11.1   Fees and Expenses. Except as provided in Section 10.2, all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 11.2   Representations and Warranties. The respective representations and warranties of the Company and the Bank, on the one hand, and Acquiror, on the other hand, contained herein or in any certificates or other documents delivered prior to or at the Closing shall not be deemed waived or otherwise affected by any investigation made by any party. Each and every such representation and warranty shall expire with, and be terminated and extinguished by, the Closing, and thereafter none of the Company, the Bank nor Acquiror shall be under any liability whatsoever with respect to any such representation or warranty. This

Section 11.2 shall have no effect upon any other obligation of the parties, whether to be performed before or after the Company Merger Effective Time.

Section 11.3   Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken by or on behalf of the Company Board and Acquiror Board, may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 11.4   Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered in person or mailed, certified or registered mail with postage prepaid, or sent by facsimile (upon confirmation of receipt), as follows:

(a)   if to the Company, to it at:

1400 Civic Drive
Walnut Creek, California 94596
Attention: Jim Ryan

with a copy (which shall not constitute notice) to:

John H. Sears
Sheppard Mullin LLP
Four Embarcadero Center, 17th Floor
San Francisco, CA 94111
Fax: 415-434-3947

(b)   if to Acquiror, to it at:

First Republic Bank
111 Pine Street
San Francisco, California 94111
Attention: Edward J. Dobranski, Executive Vice President,
General Counsel and Secretary
Fax: 415-362-0743

with a copy (which shall not constitute notice) to:

White & Case LLP
3000 El Camino Real
5 Palo Alto Square, 9th Floor
Palo Alto, California 94306
Attention: Jeffrey Washenko
Fax: 650-213-8158

or to such other Person or address as any party shall specify by notice in writing to each of the other parties. All such notices, requests, demands, waivers and communications shall be deemed to have been received on the date of delivery unless if mailed, in which case on the third (3rd) Business Day after the mailing thereof, except for a notice of a change of address, which shall be effective only upon receipt thereof.

Section 11.5   Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto, other than the Company Confidentiality Agreement and the Acquiror Confidentiality Agreement.

Section 11.6   Binding Effect; Benefit; Assignment. This Agreement shall inure to the benefit of and be binding upon the parties and, with respect to the provisions of Section 8.3 and Section 8.4, shall inure to the benefit of the Persons or entities benefiting from the provisions thereof who are intended to be third-party beneficiaries thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties, except that Acquiror may assign and transfer its right and obligations hereunder to any of its Affiliates. Except as provided in the first sentence of this Section 11.6, nothing in this Agreement, expressed or implied, is intended to confer on any Person (including any current or former employees of the Company), other than the parties, any rights or remedies.

Section 11.7   Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in writing by the parties in any and all respects before the Company Merger Effective Time (notwithstanding any Company Shareholder approval), by action authorized by the Acquiror Board, the Company Board and the Bank Board or, in the case of Acquiror, by the officers authorized by Acquiror Board; *provided, however*, that after the Company Shareholder approval, no amendment shall be made which by Law requires further approval by the Company Shareholders without such further approval.

Section 11.8   Further Actions. Each of the parties agrees that, subject to its legal obligations, it shall use its commercially reasonable efforts to fulfill all conditions precedent specified herein, to the extent that such conditions are within its control, and to do all things reasonably necessary to consummate the transactions contemplated hereby.

Section 11.9   Table of Contents; Headings. The table of contents and the descriptive headings of the Articles and Sections of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.10 <u>Counterparts</u>. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

Section 11.11 <u>APPLICABLE LAW</u>. THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT REGARD TO THE CONFLICT OF LAWS RULES THEREOF, EXCEPT THAT THE NEVADA REVISED STATUTES AND THE FEDERAL DEPOSIT INSURANCE ACT SHALL APPLY TO THE EXTENT REQUIRED IN CONNECTION WITH THE MERGER. THE STATE OR FEDERAL COURTS LOCATED WITHIN THE STATE OF CALIFORNIA SHALL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND THE PARTIES CONSENT TO AND AGREE TO SUBMIT TO THE JURISDICTION OF SUCH COURTS. EACH OF THE PARTIES HEREBY WAIVES AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (I) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (II) SUCH PARTY AND SUCH PARTY'S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (III) ANY LITIGATION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 11.4, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED.

Section 11.12 <u>Severability</u>. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 11.13 <u>Interpretation</u>. When a reference is made in this Agreement to a Section, Exhibit, Articles, Recitals or Preamble such reference shall be to a section, exhibit, article, recitals or preamble of this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

Section 11.14 <u>Specific Enforcement</u>. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 11.15 <u>Waiver of Jury Trial</u>. Each of the parties hereby irrevocably waives all right to a trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement or the transactions contemplated hereby.

* * * * *

IN WITNESS WHEREOF, each of Acquiror, the Company and the Bank have caused this Agreement to be executed by their respective officers thereunto duly authorized, all as of the date first above written.

FIRST REPUBLIC BANK

By_____
   Name:
   Title:

BWC FINANCIAL CORP.

By_____
   Name:
   Title:

BANK OF WALNUT CREEK

By_____
   Name:
   Title:

EXHIBIT A

FORM OF VOTING AGREEMENT

<u>VOTING AGREEMENT</u>

This VOTING AGREEMENT, dated as of May [ ], 2006 (this "Agreement"), is made by and among FIRST REPUBLIC BANK, a Nevada chartered commercial bank ("<u>Acquiror</u>") and each of the shareholders of BWC Financial Corp, a California corporation (the "<u>Company</u>") listed on <u>Exhibit A</u> attached hereto (each, a "<u>Company Affiliated Shareholder</u>" and collectively, the "<u>Company Affiliated Shareholders</u>"). Each of Acquiror and the Company Affiliated Shareholders are referred to as a "Party" and collectively as the "Parties." Each of the Acquiror and the Company Affiliated Shareholder are referred to individually as a "<u>party</u>" and collectively as the "<u>parties</u>." Capitalized terms used and not defined herein have the respective meanings ascribed to them in the Agreement and Plan of Merger by and between Acquiror, the Company and Bank of Walnut Creek (the "<u>Bank</u>") dated as of the date hereof (the "<u>Merger Agreement</u>").

<u>W I T N E S S E T H</u>:

WHEREAS, concurrently herewith, Acquiror, the Company and the Bank are entering into the Merger Agreement, pursuant to which the Company will be merged with and into Acquiror (the "<u>Company Merger</u>"), and the Bank will be merged with and into the Acquiror (the "<u>Bank Merger</u>") with Acquiror continuing as the Surviving Corporation and the Company Shares shall be converted into the right to receive the Merger Consideration set forth in the Merger Agreement at the Company Merger Effective Time, all upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Company Merger requires the affirmative vote of the holders of a majority of the outstanding Company Shares;

WHEREAS, each Company Affiliated Shareholders owns or is entitled to Vote or is entitled to cause to be Voted the number of Company Shares and ESOP Shares set forth opposite such Company Affiliated Shareholder's name on <u>Exhibit A</u> (collectively, the "<u>Subject Company Shares</u>");

WHEREAS, as material inducement and a condition to its willingness to enter into the Merger Agreement, Acquiror desires the Company Affiliated Shareholders, and each of the Company Affiliated Shareholders have agreed, subject to the terms of this Agreement, to enter into this Agreement strictly in his or her capacity as owner of the Subject Company Shares and to Vote the Subject Company Shares owned by his or her so as to facilitate the consummation of the Company Merger.

NOW, THEREFORE, to induce the Acquiror to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the premises and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound, the parties agree as follows:

ARTICLE I

PROVISIONS CONCERNING THE COMPANY SHARES

Section 1.1　　Each Company Affiliated Shareholder hereby agrees that at any and every meeting of the Company Shareholders, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the Company Shareholders, each of the Company Affiliated Shareholders shall Vote (or cause to be Voted) the Subject Company Shares owned and held by such Company Affiliated Shareholder, whether heretofore owned or hereafter acquired, or execute and deliver a consent: (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby (including the Company Merger, the Bank Merger and any other matter that is on the ballot or in a written consent related thereto) and any actions required or reasonably requested by Acquiror in furtherance thereof (the "Shareholder Approval"); (ii) against any amendment of the Company Certificate or Company Bylaws or any other action, agreement proposal or transaction that (A) would or would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company or the Bank under the Merger Agreement or any agreement executed in connection therewith or (B) which would or would reasonably be expected to result in any of the conditions in Sections 9.01 and 9.02 of the Merger Agreement not being fulfilled; and (iii) against any other action, agreement proposal or transaction which is intended, would or would reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the Merger. In the event that any corporate action consistent with this Agreement is taken by the Company Shareholders by written consent (including any action to approve the Merger Agreement and the transactions contemplated thereby), each Company Affiliated Shareholder hereby waives any right to receive notice of the taking of such corporate action without a meeting pursuant to the Company Bylaws or otherwise.

Section 1.2　　For purposes of this Agreement, "Vote" means voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in respect of any action or taking any action in favor of or against any action; and "Voting" and "Voted" have correlative meanings.

Section 1.3　　In the event of a stock dividend or distribution, or any change in the capital stock of Company by reason of any stock dividend, stock split, recapitalization, reclassification, combination, exchange of stock, merger or the like, the term "Subject Company Shares" as used in this Agreement shall be deemed to refer to and include the Company Shares as well as all such stock dividends and equity distributions and any stock or other securities into which or for which any or all of the Company Shares may be converted, changed or exchanged.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1　　Each Company Affiliated Shareholder hereby, severally and not jointly, represents and warrants to the Acquiror as follows:

(a) <u>Ownership of Subject Company Shares</u>. Such Company Affiliated Shareholder is the beneficial owner of the number of Subject Company Shares set forth opposite such Company Affiliated Shareholder's name on <u>Exhibit A</u> and constitute all of the Company Shares, ESOP Shares and other capital stock of the Company owned by such Company Affiliated Shareholder or that can be Voted or caused to be Voted by such Company Affiliated Shareholder (together with its trustees if it is a trust). If such Company Affiliated Shareholder is married and such Company's Affiliated Shareholder's Subject Company Shares constitutes community property or otherwise are owned or held in a manner that requires spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly consented to by such Company Affiliated Shareholder's spouse or the applicable Person giving such approval.

(b) <u>Power; Binding Agreement</u>. Such Company Affiliated Shareholder has the legal capacity, power and authority to enter into and perform all of such Company Affiliated Shareholder's obligations under this Agreement. This Agreement has been duly and validly authorized, executed and delivered by such Company Affiliated Shareholder and constitutes a valid and binding agreement of such Company Affiliated Shareholder, enforceable against such Company Affiliated Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).

(c) <u>No Conflicts</u>. None of the execution, delivery and performance of this Agreement by such Company Affiliated Shareholder or compliance by such Company Affiliated Shareholder with any of the provisions hereof will (a) require such Company Affiliated Shareholder to make a filing with, or obtain any Company Permit, from any Governmental Entity, (b) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default, or give to any Person any rights of termination, amendment, acceleration or cancellation under any of the terms, conditions or provisions of any declaration of trust or contract, agreement or arrangement (whether in writing or oral) to which such Company Affiliated Shareholder is a party, (c) violate or conflict with the Company Bylaws or other organizational documents of Company or CGCL, or (d) violate any order or Law applicable to such Company Affiliated Shareholder, except with respect to items (b) and (d) above, for breaches, defaults or violations that would not materially impair or delay such Company Affiliated Shareholder's ability to perform its obligations hereunder.

(d) <u>No Encumbrances</u>. Such Company Affiliated Shareholder's Subject Company Shares are now, and will be, at all times during the term hereof, owned and held of record by such Company Affiliated Shareholder, free and clear of all proxies, voting trusts or other Contracts, understandings or arrangements with respect to the voting thereof. Such Company Affiliated Shareholder has the sole power to Vote (or cause to be Voted) all of such Company Affiliated Shareholder's Subject Company Shares.

(e) <u>Reliance by the Company</u>. Such Company Affiliated Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Company Affiliated Shareholder.

(f)   <u>Merger Agreement</u>.   Such Company Affiliated Shareholder acknowledges receipt of the Merger Agreement (including the exhibits and schedules thereto). Such Company Affiliated Shareholder has had an opportunity to read and understand the Merger Agreement and the related exhibits and schedules thereto.

(g)   <u>Continuous Warranty</u>. The representations and warranties contained in this Agreement are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times through the earlier of the termination of this Agreement and the Company Merger Effective Time and will be accurate in all respects as of the Company Merger Effective Time as if made on that date.

Section 2.2   Acquiror represents and warrants to each Company Affiliated Shareholder as follows:

(a)   <u>Power; Binding Agreement</u>. Acquiror has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly authorized, executed and delivered by Acquiror and constitutes a valid and binding agreement of Acquiror, enforceable against Acquiror in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).

(b)   <u>No Conflicts</u>. None of the execution, delivery and performance of this Agreement by Acquiror or compliance by Acquiror with any of the provisions hereof will (a) require Acquiror to make a filing with, or obtain any Acquiror Permit, (b) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default, or give to any Person any rights of termination, amendment, acceleration or cancellation, under any of the terms, conditions or provisions of any declaration of trust or contract, agreement or arrangement (whether in writing or oral) to which Acquiror is a party, or (c) violate any order or Law applicable to Acquiror except with respect to items (b) and (c) above, for breaches, defaults or violations that would not materially impair or delay the ability of Acquiror to perform its obligations hereunder.

ARTICLE III

<u>RESTRICTION ON TRANSFER; STOP TRANSFER</u>

Section 3.1   Until the earlier of the termination of this Agreement and the Company Merger Effective Time, each Company Affiliated Shareholder will not, directly or indirectly:

(a)   sell, transfer, exchange, pledge, assign, hypothecate, encumber, tender or otherwise dispose of (collectively, a "<u>Transfer</u>"), or enforce or permit execution of the provisions of any redemption, share purchaser or sale, recapitalization or other agreement with the Company or any other Person or enter into any contract, option or other agreement, arrangement or understanding with respect to the Transfer of, directly or indirectly, any of the Subject Company Shares or any securities convertible into or exercisable for Subject Company Shares, any other capital stock of the Company or any interest in any of the foregoing with any Person, or join in any registration under the Securities Act with respect to any of the foregoing;

(b)   enter into swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Subject Company Shares;

(c)   create or permit to exist any Liens on or otherwise affecting any of the Subject Company Shares;

(d)   solicit, initiate, encourage, or facilitate, any inquiries or the making of any proposal or offer with respect to any Acquisition Proposal;

(e)   take any action that would make any of such Company Affiliated Shareholder's representations or warranties contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling such Company Affiliated Shareholder from performing such Company Affiliated Shareholder's obligations under this Agreement or that would prevent or disable the Company from exercising the proxy granted pursuant to Article IV.

ARTICLE IV

GRANT OF IRREVOCABLE PROXY COUPLED WITH AN INTEREST

Section 4.1   Solely in the event of a failure by a Company Affiliated Shareholder to act in accordance with its obligations as to voting or executing a written consent pursuant to Section 1.1 of this Agreement, such Company Affiliated Shareholder hereby revokes any and all prior proxies or powers of attorney in respect of any Company Shares and agrees that during the period commencing on the date hereof and for so long as this Agreement has not been terminated by its terms, such Company Affiliated Shareholder hereby irrevocably appoints the Company or any individual designated by the Company as such Company Affiliated Shareholder's agent, attorney-in-fact and proxy (with full power of substitution), for and in the name, place and stead of such Company Affiliated Shareholder, to Vote (or cause to be Voted) the Subject Company Shares of such Company Affiliated Shareholder, in the manner set forth in Article I, at any meeting of the Company Shareholders or in connection with any written consent of the Company Shareholders.

Section 4.2   Each Company Affiliated Shareholder hereby affirms that the proxy set forth in this Article IV is coupled with an interest and is irrevocable until such time as this Agreement terminates in accordance with its terms. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of the laws of California.

Section 4.3   The vote of the proxyholder shall control in any conflict between the vote by the proxyholder of such Company Affiliated Shareholder's Subject

Company Shares and a vote by such Company Affiliated Shareholder of such Subject Company Shares.

ARTICLE V

SURVIVAL, TERMINATION

Section 5.1   This Agreement shall terminate, except with respect to liability for prior breaches hereof, upon the termination of the Merger Agreement in accordance with Article X of the Merger Agreement and shall be deemed satisfied in full and terminated upon consummation of the transactions contemplated therein.

ARTICLE VI

MISCELLANEOUS

Section 6.1   Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written with respect thereto, other than the Merger Agreement (and the exhibits and schedules thereto).

Section 6.2   Certain Events. Each Company Affiliated Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Company Shares owned by such Company Affiliated Shareholder and shall be binding upon any Person to which legal ownership of such Company Shares shall pass, whether by operation of Law or otherwise, including, without limitation, the Company Affiliated Shareholder's heirs, executors, guardians, administrators, trustees or successors. Notwithstanding any Transfer of such Subject Company Shares by a Company Affiliated Shareholder, such Company Affiliated Shareholder shall remain liable for the performance of all obligations of the transferor under this Agreement.

Section 6.3   Binding Effect; Benefit; Assignment. This Agreement shall inure to the benefit of and be binding upon the parties. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other party and any purported assignment without such consent shall be null and void, except that Acquiror may assign and transfer its right and obligations hereunder to any of its Affiliates.

Section 6.4   Amendment and Modification. Subject to applicable Law, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 6.5   Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered in person or mailed, certified or registered mail with postage prepaid, or sent by facsimile (upon confirmation of receipt), as follows: (i) if to Acquiror, to the address set forth in the Merger Agreement; and (ii) if to a Company Affiliated Shareholder, to the address set forth opposite such Company Affiliated Shareholder's name on Exhibit A; or, in each case, to such other address as the Person to

whom notice is given may have previously furnished to the other parties in writing in the manner set forth above.

Section 6.6 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 6.7 Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 6.8 Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at Law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

Section 6.9 No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any Person who or which is not a party.

Section 6.10 Waiver of Jury Trial. Each party hereby waives to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any legal proceeding directly or indirectly arising out of, under or in connection with this Agreement, the Merger Agreement or any transaction contemplated hereby or thereby.

Section 6.11 Governing Law; Jurisdiction. This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the state of California, without regard to the conflict of laws rules thereof. The state or federal courts located within the state of California shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties consent to and agree to submit to the jurisdiction of such courts. Each of the parties hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party's property is immune from any legal process issued by such courts or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum. The parties hereby agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in

section 6.5, or in such other manner as may be permitted by law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner herein provided.

Section 6.12   Descriptive Headings. The descriptive headings of the Articles and Sections of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

Section 6.13   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 6.14   Further Actions. From time to time, as and when reasonably requested by Acquiror, each Company Affiliated Shareholder shall execute and deliver all such documents and instruments, and shall take all such further or other actions, as shall be reasonably necessary or appropriate to carry out the intent of this Agreement.

Section 6.15   Confidentiality. Each Company Affiliated Shareholder shall keep confidential, shall not use in a manner in competition with or detrimental to Acquiror, and shall cause each of its Subsidiaries and instruct each of its directors, officers, employees and advisors to keep confidential, all confidential or proprietary information relating to Acquiror, its Subsidiaries and their respective businesses, except as required by applicable Law and except for information which is available to the public on the date hereof, or thereafter becomes available to the public other than as a result of a breach of this provision or any other confidentiality agreement governing such information to which such Company Affiliated Shareholder is a party.

Section 6.16   Action in Shareholder Capacity Only.   The parties acknowledge that the covenants and agreements set forth in Articles I and III of this Agreement are agreed upon by each Company Affiliated Shareholder in its capacity as owner of Company Shares and that nothing in Articles I and III of this Agreement shall in any way restrict or limit any director or officer of the Company from taking any action in his capacity as a director or officer of the Company that is necessary for him to comply with his fiduciary duties as a director or officer of the Company.

Section 6.17   Reliance on Counsel and Other Advisors.   Each of the parties has consulted with such legal, financial, technical or other experts as it deems necessary or desirable before entering into this Agreement. Each of the parties represents and warrants that it has read, knows, understands and agrees with the terms and conditions of this Agreement.

Section 6.18   Waiver. No failure or delay on the part of any party in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude any other or future exercise thereof or of any other right.

IN WITNESS WHEREOF, the Acquiror and each Company Affiliated Shareholder have executed and delivered this Agreement as of the day and year first above written.

FIRST REPUBLIC BANK

By:_____
Name:
Title:

ANDREA L. HEAD

_____

RICHARD G. HILL

_____

REYNOLD C. JOHNSON III

_____

CRAIG A. LAZZARESCHI

_____

TOM J. MANTOR

_____

JOHN F. NOHR

_____

JAMES L. RYAN

_____

JOHN R. SHEETS

_____

LELAND E. WINES

_____

JOHN L. WINTHER

_____

EXHIBIT A

Name	Address	Number of Company Shares beneficially owned	Number of ESOP Shares	Total shares outstanding	Percentage of total Company Shares outstanding
Andrea L. Head	2114 Whyte Park Ave Walnut Creek, CA 94595	44,076	41,261	85,337	2.06%
Richard G. Hill	2051 Ridgewood Road Alamo, CA 94507	273,039	–	273,039	6.60%
Reynold C Johnson III	318 Neal Street Grass Valley, CA 95945	218,912	–	218,912	5.29%
Craig A. Lazzareschi	107 Alta Mesa Court Moraga, CA 94556	45,757	–	45,757	1.11%
Tom J. Mantor	3066 Paseo Granada Pleasanton, CA 94566	160,874	26,918	187,792	4.54%
John F. Nohr	44 Warfield Drive Moraga, CA 94556	123,598	–	123,598	2.99%
James L. Ryan	39 Martha Road Orinda, CA 94563	554,682	2,797	557,479	13.48%
John R. Sheets	1397 Nut Tree Ln. Sonoma, CA 95476	–	3,579	3,579	0.09%
Leland E. Wines	1105 West K St. Benicia, CA 94510	105,682	51,704	157,386	3.81%
John L. Winther	12 El Sereno Road Orinda, CA 94563	113,973	–	113,973	2.76%

<u>EXHIBIT B</u>

<u>KEY EMPLOYEES</u>

Andrea Head
Thomas Mantor

<u>EXHIBIT C</u>

<u>RETIRING EMPLOYEES</u>

Leland E. Wines
James L. Ryan